Exhibit 99.1

CHINA JO-JO DRUGSTORES, INC.
4th Floor, Building 5, Renxin Yaju, Gong Shu District
Hangzhou City, Zhejiang Province, P. R. China, 310014
Telephone: +86-571-88219579

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 25, 2025
(or any adjournment or postponement thereof)

TO THE SHAREHOLDERS OF CHINA JO-JO DRUGSTORES, INC.:

Notice is hereby given that an Annual General Meeting of the shareholders of China Jo-Jo Drugstores, Inc., a Cayman Islands exempted company, (the “Company”), will be held on February 25, 2025 at 9:00 p.m. E.T. (February 26, 2025 at 10:00 a.m., Beijing time) (the “Annual General Meeting”), at the Company’s principal executive offices located at 4th Floor, Building 5, Renxin Yaju, Gong Shu District, Hangzhou City, Zhejiang Province, P. R. China, 310014, and at any adjourned or postponement thereof. The Annual General Meeting is called for the following purposes:

1.      The Divestiture Proposal — to approve by ordinary resolution the transactions contemplated by the Equity Exchange Agreement, dated January 31, 2025, by and among the Company, its wholly-owned subsidiary, Renovation Investment (Hong Kong) Co., Ltd., a Hong Kong private company (“Renovation”), Lei Liu, Chief Executive Officer and Chairman of the Board of the Company and Li Qi, a director of the Company, and Oakview International Limited, a Hong Kong private company co-owned by Mr. Liu and Ms. Qi (“Oakview”, collectively with Mr. Liu and Ms. Qi, the “Liu and Qi Parties”), pursuant to which the Company and Renovation agreed to sell all the ownership interests in Zhejiang Jiu Xin Investment Management Co. Ltd., a Chinese limited liability company wholly owned by Renovation, to Oakview in exchange for all ordinary shares of the Company owned by the Liu and Qi Parties and their affiliates;

2.      The Acquisition Proposal — to approve by ordinary resolution the transactions including the issuance of ordinary shares, contemplated by the Equity Exchange Agreement, dated January 31, 2025, by and among the Company, Lingtao Kong, and Ridgeline International Limited, a Hong Kong private company (“Ridgeline”) wholly owned by Mr. Kong, pursuant to which Mr. Kong will sell all the ownership interests in Ridgeline to the Company in exchange for the issuance of 2,225,000 ordinary shares to Mr. Kong or his designee;

3.      The Name Change Proposal — to approve by special resolution a change of the Company’s name from “China Jo-Jo Drugstores, Inc.” to “Ridgetech, Inc.”, and an alteration to the Company’s Third Amended and Restated Memorandum of Association and Articles of Association to refer to the new corporate name of the Company (the “Company Name Change”);

4.      The Director Election Proposal — to approve by ordinary resolution the election of four directors to serve until the next annual meeting or until their successors are duly elected and qualified;

5.      The Independent Accountants Ratification Proposal — to ratify by ordinary resolution the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2025;

6.      The Capital Reduction Proposal — to approve by special resolution the Capital Reduction (as defined below), subject to and conditional upon, (i) the Company’s Board of Directors’ (the “Board”) approval to implement the Capital Reduction at such date and time in its sole discretion, but no later than the next annual general meeting of the Company, (ii) an order being made by the Grand Court of the Cayman Islands (the “Grand Court”) confirming the Capital Reduction; (iii) compliance with any condition which the Grand Court may impose in relation to the Capital Reduction; and (v) registration by the Registrar of Companies of the Cayman Islands of a copy of the order of the Grand Court confirming the Capital Reduction and the minutes approved by the Grand Court containing the particulars required under the

Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) in respect of the Capital Reduction, with effect from the date on which these conditions are fulfilled, to effect the following changes to the Company’s share capital:

(a)     the par value of each issued, ordinary share of the Company be reduced from US$0.24 (or the then current par value of each ordinary share) each to US$0.001 each (the “New Par Value”) by cancelling the paid-up capital to the extent of the difference between US$0.24 (or the then current par value) and the New Par Value on each of the then issued ordinary shares of the Company (the “Capital Reduction”),

(b)    immediately following the Capital Reduction, each of the authorized but unissued ordinary shares of the Company of par value of US$0.24 (or the then current par value) each be sub-divided (the “Share Subdivision”) into, for example, in case the then-current par value of the ordinary shares prior to the Capital Reduction equals to US$0.24, 240 new ordinary shares of par value of US$0.001 each (the “New Ordinary Shares”);

(c)     following the Capital Reduction, the credit arising from the Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by the Company as the Board may deem fit and permitted under the Companies Act, the memorandum and articles of association of the Company and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company from time to time;

(d)    each of the New Ordinary Shares arising from the Capital Reduction and the Share Subdivision shall rank pari passu in all respects with each other and each shall have rights and privileges and be subject to the restrictions as contained in the memorandum and the articles of association of the Company;

(e)     immediately following the Capital Reduction and the Share Subdivision, the authorized share capital of the Company will be changed from US$36,010,000 divided into (i) 150,000,000 ordinary shares of a par value of US$0.24 each (or, if following the Consolidation of Ordinary Shares (defined below) at the Approved Consolidation Ratio (defined below) of one-for-five (1:5), 30,000,000 ordinary shares of a par value of $1.20 each) and (ii) 10,000,000 preferred shares of a par value of US$0.001 each, to US$36,010,000 divided into (i) 36,000,000,000 New Ordinary Shares of a par value of US$0.001 each and (ii) 10,000,000 preferred shares of a par value of US$0.001 each; and

(f)     any director of the Board be and is hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Capital Reduction and the Share Subdivision, on behalf of the Company, as he or she may consider necessary or expedient to give effect to, implement and complete the Capital Reduction and the Share Subdivision.

7.      The Ordinary Share Consolidation Proposal — to approve by ordinary resolution the Board to effect a consolidation (the “Consolidation of Ordinary Shares”) of the Company’s authorized and issued ordinary shares, at a ratio of up to one-for-five (1:5) (the “Approved Consolidation Ratio”), on a date to be determined by the Board but no later than the next annual general meeting of the shareholders of the Company, with the exact ratio to be set at a whole number within this range, as determined by the Board in its sole discretion, such that the number of then authorized and issued ordinary shares of the Company is decreased by the Approved Consolidation Ratio, with the par value per ordinary share increased by the Approved Consolidation Ratio, and that the authorized share capital of the Company shall, subject to the shareholders’ approval of the Capital Reduction Proposal, be altered from US$36,010,000 divided into (i) 150,000,000 ordinary shares of a par value of US$0.24 each (or, if following the Capital Reduction and the Share Subdivision, 36,000,000,000 New Ordinary Shares of a par value of $0.001 each), and (ii) 10,000,000 preferred shares of a par value of US$0.001 each, to US$36,010,000 divided into (i) as low as 30,000,000 ordinary shares of a par value of US$1.20 each (or, if following the Capital Reduction and the Share Subdivision, 7,200,000,000 New Ordinary Shares of a par value of $0.005 each), and (ii) 10,000,000 preferred shares of a par value of US$0.001 each, to be implemented only if deemed necessary by the Board in its sole discretion to comply with Nasdaq Listing Rules;

8.      The Articles Restatement Proposal — to approve by special resolution, subject to the shareholder approval of the Capital Reduction Proposal and the Ordinary Share Consolidation Proposal (as applicable), and only if the Board has effected a Capital Reduction and a Share Subdivision as authorized by the Capital Reduction Proposal and/or a Share Consolidation as authorized by the Ordinary Share Consolidation Proposal, the adoption of one or more newly amended and restated memorandum and articles of association to reflect the Capital Reduction, the Share Subdivision, the Consolidation of Ordinary Shares and the Company Name Change, as applicable;

9.      to transact such other business as may properly come before the Annual General Meeting or any adjournment or postponement thereof.

The Divestiture Proposal and the Acquisition Proposal are conditioned on the approval of each other. Additionally, the Name Change Proposal and the Director Election Proposal concerning Mr. Kong’s election are conditioned upon the approval of the Divestiture Proposal and the Acquisition Proposal. Each of these proposals is more fully described in the accompanying proxy statement.

The Board has fixed the close of business on January 17, 2025, as the record date for the determination of shareholders entitled to notice of and to vote at the Annual General Meeting or any adjourned or postponement thereof. We know that many of our shareholders will be unable to attend the Annual General Meeting. We are soliciting proxies so that each shareholder has an opportunity to vote on all matters that are scheduled to come before the shareholders at the Annual General Meeting. Whether or not you plan to attend, please take the time now to read the proxy statement and vote by telephone or via the Internet or, if you prefer, submit by mail a paper copy of your proxy or voter instructions card, so that your shares are represented at the meeting. You may also revoke your proxy or voter instructions before or at the Annual General Meeting. Regardless of the number of our shares you own, your presence in person or by proxy is important for quorum purposes and your vote is important for proper corporate actions.

By Order of the Board of Directors,
/s/ Lei Liu
Lei Liu
Chairman of the Board and Chief Executive Officer

Hangzhou City, People’s Republic of China
February 4, 2025

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDERS MEETING TO BE HELD ON FEBRUARY 25, 2025 — THE PROXY STATEMENT TO SHAREHOLDERS IS AVAILABLE AT WWW.IPROXYDIRECT.COM/CJJD AND THE COMPANY’S WEBSITE AT HTTP://JIUZHOU360.COM/INVESTORS/SEC_FILINGS.

WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL GENERAL MEETING, WE URGE YOU TO VOTE. YOU MAY VOTE BY TELEPHONE OR VIA THE INTERNET. IF YOU RECEIVED A PAPER COPY OF THE PROXY CARD BY MAIL, YOU MAY ALSO MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE.

CHINA JO-JO DRUGSTORES, INC.
4th Floor, Building 5, Renxin Yaju, Gong Shu District
Hangzhou City, Zhejiang Province, P. R. China, 310014
Telephone: +86-571-88219579

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON
February 25, 2025
(or any adjournment or postponement thereof)

GENERAL

The enclosed proxy is solicited on behalf of the Board of Directors (the “Board” or the “Board of Directors”) of China Jo-Jo Drugstores, Inc., a Cayman Islands exempted company (“CJJD,” the “Company,” “we,” “us,” or “our”), for use at the Annual General Meeting of shareholders to be held on February 25, 2025 at 9:00 p.m. E.T. (February 26, 2025 at 10:00 a.m., Beijing time)(the “Annual General Meeting”), or at any adjournment or postponement of the Annual General Meeting, for the purposes set forth in this proxy statement and in the accompanying Notice of Annual General Meeting of Shareholders. The Annual General Meeting will be held at the Company’s principal executive offices located at 4th Floor, Building 5, Renxin Yaju, Gong Shu District, Hangzhou City, Zhejiang Province, P. R. China, 310014.

We have elected to provide access to our proxy materials by sending you the notice of our Annual General Meeting, this Proxy Statement, and a proxy card or a voting information card for the Annual General Meeting, for submitting your vote in writing to us or your broker, as the case may be. A full set of proxy materials are also made available to you by the Board on the Internet on or about February 4, 2025, at www.iproxydirect.com/CJJD and the Company’s website at http://jiuzhou360.com/investors/sec_filings. These proxy materials include: our proxy statement for (and notice of) the Annual General Meeting and a proxy card or a voting information card for the Annual General Meeting. Our shareholders are invited to attend the Annual General Meeting and are requested to vote on the proposals described in this proxy statement.

ABOUT THE MEETING

What is the purpose of this document?

This document serves as the Company’s proxy statement, which is being provided to Company shareholders of record at the close of business on January 17, 2025 (the “Record Date”) because the Company’s Board of Directors is soliciting their proxies to vote at the Annual General Meeting on the items of business outlined in the Notice of Annual General Meeting of Shareholders. We have included in this proxy statement important information about the Annual General Meeting. You should read this information carefully and in its entirety. The enclosed voting materials allow you to vote your shares without attending the Annual General Meeting.

Whether or not you plan to attend the Annual General Meeting, it is important that your shares be represented and voted at the Annual General Meeting. After reading this proxy statement, please promptly vote. Your shares cannot be voted unless you vote by Internet, telephone, fax or mail, vote as instructed by your broker, or vote your shares at the Annual General Meeting.

Who is entitled to vote at the Annual General Meeting?

Only shareholders of record at the close of business on the Record Date, January 17, 2025, are entitled to vote at the Annual General Meeting. If you were a shareholder of record on the Record Date, you will be entitled to vote all the shares that you held on the Record Date at the Annual General Meeting, or any postponement or adjournment of the Annual General Meeting.

Who can attend the Annual General Meeting?

Any person who was a shareholder of the Company on the Record Date may attend the meeting. If you own shares in street name, you should ask your broker or bank for a legal proxy to bring with you to the Annual General Meeting. If you do not receive the legal proxy in time, bring your most recent brokerage statement so that we can verify your ownership of our stock and admit you to the Annual General Meeting. You will not, however, be able to vote your shares at the Annual General Meeting without a legal proxy.

What am I voting on?

The Board, on behalf of the Company, is seeking your affirmative vote for the following eight proposals:

1.      The Divestiture Proposal — to approve by ordinary resolution the transactions contemplated by the Equity Exchange Agreement, dated January 31, 2025 (the “Equity Exchange Agreement for Divestiture”), by and among the Company, its wholly-owned subsidiary, Renovation Investment (Hong Kong) Co., Ltd., a Hong Kong private company (“Renovation”), Lei Liu, Chief Executive Officer and Chairman of the Board of the Company and Li Qi, a director of the Company, and Oakview International Limited, a Hong Kong private company co-owned by Mr. Liu and Ms. Qi (“Oakview”, collectively with Mr. Liu and Ms. Qi, the “Liu and Qi Parties”), pursuant to which the Company and Renovation agreed to sell all the ownership interests in Zhejiang Jiu Xin Investment Management Co. Ltd. (“Jiuxin Investment”), a Chinese limited liability company wholly owned by Renovation, to Oakview in exchange for all ordinary shares of the Company owned by the Liu and Qi Parties and their affiliates (the “Divestiture”);

2.      The Acquisition Proposal — to approve by ordinary resolution the transactions including the issuance of ordinary shares, contemplated by the Equity Exchange Agreement, dated January 31, 2025 (the “Equity Exchange Agreement for Acquisition”), by and among the Company, Lingtao Kong, and Ridgeline International Limited, a Hong Kong private company (“Ridgeline”) wholly owned by Mr. Kong, pursuant to which Mr. Kong will sell all the ownership interests in Ridgeline to the Company in exchange for the issuance of 2,225,000 ordinary shares to Mr. Kong or his designee (the “Acquisition”);

3.      The Name Change Proposal — to approve by special resolution a change of the Company’s name from “China Jo-Jo Drugstores, Inc.” to “Ridgetech, Inc.”, and an alteration to the Company’s Third Amended and Restated Memorandum of Association and Articles of Association to refer to the new corporate name of the Company ( the “Company Name Change”);

4.      The Director Election Proposal — to approve by ordinary resolution the election of four directors to serve until the next annual meeting or until their successors are duly elected and qualified;

5.      The Independent Accountants Ratification Proposal — to ratify by ordinary resolution the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2025;

6.      The Capital Reduction Proposal — to approve by special resolution the Capital Reduction (defined below), subject to and conditional upon, (i) the Company’s Board of Directors’ (the “Board”) approval to implement the Capital Reduction at such date and time in its sole discretion, but no later than the next annual general meeting of the Company, (ii) an order being made by the Grand Court of the Cayman Islands (the “Grand Court”) confirming the Capital Reduction; (iii) compliance with any condition which the Grand Court may impose in relation to the Capital Reduction; and (v) registration by the Registrar of Companies of the Cayman Islands of a copy of the order of the Grand Court confirming the Capital Reduction and the minutes approved by the Grand Court containing the particulars required under the Companies Act (As Revised) (the “Companies Act”) in respect of the Capital Reduction, with effect from the date on which these conditions are fulfilled, to effect the following changes to the Company’s share capital:

(a)     the par value of each issued, ordinary share of the Company be reduced from US$0.24 (or the then current par value of each ordinary share) each to US$0.001 each (the “New Par Value”) by cancelling the paid-up capital to the extent of the difference between US$0.24 (or the then current par value) and the New Par Value on each of the then issued ordinary shares of the Company (the “Capital Reduction”),

(b)    immediately following the Capital Reduction, each of the authorized but unissued ordinary shares of the Company of par value of US$0.24 (or the then current par value) each be sub-divided (the “Share Subdivision”) into, for example, in case the then-current par value of the ordinary shares prior to the Capital Reduction equals to US$0.24, 240 new ordinary shares of par value of US$0.001 each (the “New Ordinary Shares”);

(c)     following the Capital Reduction, the credit arising from the Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by the Company as the Board may deem fit and permitted under the Companies Act, the memorandum and articles of association of the Company and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company from time to time;

(d)    each of the New Ordinary Shares arising from the Capital Reduction and the Share Subdivision shall rank pari passu in all respects with each other and each shall have rights and privileges and be subject to the restrictions as contained in the memorandum and the articles of association of the Company;

(e)     immediately following the Capital Reduction and the Share Subdivision, the authorized share capital of the Company will be changed from US$36,010,000 divided into (i) 150,000,000 ordinary shares of a par value of US$0.24 each (or, if following the Consolidation of Ordinary Shares at the Approved Consolidation Ratio of one-for-five (1:5), 30,000,000 ordinary shares of a par value of $1.20 each) and (ii) 10,000,000 preferred shares of a par value of US$0.001 each, to US$36,010,000 divided into (i) 36,000,000,000 New Ordinary Shares of a par value of US$0.001 each and (ii) 10,000,000 preferred shares of a par value of US$0.001 each; and

(f)     any director of the Board be and is hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Capital Reduction and the Share Subdivision, on behalf of the Company, as he or she may consider necessary or expedient to give effect to, implement and complete the Capital Reduction and the Share Subdivision.

7.      The Ordinary Share Consolidation Proposal — to approve by ordinary resolution the Board to effect a consolidation (the “Consolidation of Ordinary Shares”) of the Company’s authorized and issued ordinary shares, at a ratio of up to one-for-five (1:5) (the “Approved Consolidation Ratio”), on a date to be determined by the Board but no later than the next annual general meeting of the shareholders of the Company, with the exact ratio to be set at a whole number within this range, as determined by the Board in its sole discretion, such that the number of then authorized and issued ordinary shares of the Company is decreased by the Approved Consolidation Ratio, with the par value per ordinary share increased by the Approved Consolidation Ratio, and that the authorized share capital of the Company shall, subject to the shareholders’ approval of the Capital Reduction Proposal, be altered from US$36,010,000 divided into (i) 150,000,000 ordinary shares of a par value of US$0.24 each (or, if following the Capital Reduction and the Share Subdivision, 36,000,000,000 New Ordinary Shares of a par value of $0.001 each), and (ii) 10,000,000 preferred shares of a par value of US$0.001 each, to US$36,010,000 divided into (i) as low as 30,000,000 ordinary shares of a par value of US$1.20 each (or, if following the Capital Reduction and the Share Subdivision, 7,200,000,000 New Ordinary Shares of a par value of $0.005 each), and (ii) 10,000,000 preferred shares of a par value of US$0.001 each, to be implemented only if deemed necessary by the Board in its sole discretion to comply with Nasdaq Listing Rules;

8.      The Articles Restatement Proposal — to approve by special resolution, subject to the shareholder approval of the Capital Reduction Proposal and the Ordinary Share Consolidation Proposal (as applicable), and only if the Board has effected a Capital Reduction and a Share Subdivision as authorized by the Capital Reduction Proposal and/or a Share Consolidation as authorized by the Ordinary Share Consolidation Proposal, the adoption of one or more newly amended and restated memorandum and articles of association to reflect the Capital Reduction, the Share Subdivision, the Consolidation of Ordinary Shares and the Company Name Change, as applicable;

9.      to transact such other business as may properly come before the Annual General Meeting or any adjournment or postponement thereof.

Will any other matters be voted on?

We do not know of any other matters that will be brought before the shareholders for a vote at the Annual General Meeting. If any other matter is properly brought before the meeting, your signed proxy card would authorize Mr. Lei Liu to vote on such matters in his discretion.

What are the Transactions?

On January 31, 2025, CJJD entered into the Equity Exchange Agreement for Divestiture with Mr. Lei Liu, the Chief Executive Officer, Chairman of Board and a major shareholder of the Company, and Ms. Li Qi, a director and a shareholder of the Company. Pursuant to the agreement, CJJD will cause its wholly-owned subsidiary, Renovation, to transfer all Renovation’s ownership interests in Jiuxin Investment to Oakview, in exchange for all ordinary shares of CJJD owned by Mr. Liu, Ms. Qi, Oakview and their affiliates including The Liu Family 2021 Trust and Super Marvel Limited, totaling 2,548,353 ordinary shares, which represent approximately 41% of outstanding ordinary shares of CJJD prior to giving effect to the Transactions (as defined below).

On January 31, 2025, CJJD entered into the Equity Exchange Agreement for Acquisition with Mr. Lingtao Kong, the sole shareholder of Ridgeline. Pursuant to the agreement, Mr. Kong will transfer all his ownership interests in Ridgeline, which owns 100% of the equity interests in Allright (Hangzhou) Internet Technology Co. Ltd., a Chinese limited liability company (“Allright”), to CJJD, in exchange for the issuance of 2,225,000 ordinary shares of CJJD to Mr. Kong, representing approximately 38% of issued and outstanding ordinary shares of CJJD following the Transactions.

The Divestiture and the Acquisition are each referred to as a “Transaction.” The parties expect that the consummation of each Transaction will be contingent upon the consummation of the other Transaction, and the closings of both Transactions shall occur simultaneously or as closely together as practical.

Why is the Board proposing the Transactions?

CJJD operates two primary lines of business: wholesale distribution of pharmaceutical products (the “Wholesale Business”) and the pharmacy retail business, which includes both physical retail pharmacies and online pharmacies (the “Retail Business”). The Company conducts the Retail Business through Jiuxin Investment and its controlled variable interest entities (“VIEs”), including Hangzhou Jiuzhou Grand Pharmacy Chain Co., Ltd. (“Jiuzhou Pharmacy”) and several clinics. The Wholesale Business is conducted through other subsidiaries of Renovation, including Zhejiang Jiuxin Medicine Co., Ltd. (“Jiuxin Medicine”). CJJD was originally founded as a retail pharmacy business and subsequently ventured into the Wholesale Business in 2011.

In recent years, the Retail Business has incurred significant losses due to significant operating expenses, particularly in selling and marketing expenses, which the Company believes have been a main reason for its declining financial performance and share price. To address these challenges, the Board and management have explored various strategies to enhance the Company’s financial health and shareholder value, including the potential divestiture of the Retail Business and its replacement with a more profitable business model. The Company’s founders, Mr. Liu and Mr. Qi, have expressed interest in acquiring the Retail Business in exchange for returning to the Company all the ordinary shares they and their affiliates own.

Around the same time, through its trade dealings, the Company identified Allright, a rapidly growing company primarily engaged in the pharmaceutical wholesale business and actively trading on popular online distribution platforms nationwide, as a promising acquisition target. Additionally, Allright also has its own online distribution platform. The Company believes that trading on these platforms offers greater opportunities to distribute pharmaceutical products nationwide. Both Mr. Kong, the owner of Allright, and the Company share the vision of combining their wholesale operations to establish a focused, asset-light pharmaceutical wholesale business.

As the closings of the Divestiture and the Acquisition are conditioned upon each other, and the Divestiture involves related party transactions, the Board established a special committee comprising the independent directors on the Board, Caroline Wang, Jiangliang He, and Genghua Gu, and delegated authority to this committee to evaluate and approve the Transactions. After carefully considering the terms proposed by the Company, Mr. Liu, and Mr. Qi regarding the Divestiture, as well as those proposed by the Company and Mr. Kong regarding the Acquisition, the Special Committee determined that it is in the best interests of the Company and the shareholders to enter into the Transactions with the objective of enhancing the Company’s profitability and shareholder value. As a result, the Special Committee has approved both the Divestiture and the Acquisition. The Audit Committee of the Board has also approved the Divestiture in accordance with the requirements of the Company’s Third Amended and Restated Memorandum and Articles of Association (the “Charter,” or the “Articles”).

For a detailed discussion of the Company’s reasons for the Transactions, please see the section entitled “The Transactions — Reasons for the Transactions” below in this proxy statement.

What will public shareholders receive in the Transactions?

At the closing of the Transactions, our shareholders, excluding Mr. Liu, Ms. Qi, and their affiliates, will retain their respective existing ordinary shares in the Company.

As of the Record Date, shareholders who are not directors, officers, or 5% shareholders (the “Public Shareholders”) held approximately 59% of our outstanding ordinary shares. Upon completion of the Transactions, the Public Shareholders are expected to hold approximately 62% of the outstanding ordinary shares.

What is required to consummate the Transactions?

To consummate the Transactions, our shareholders must approve the Divestiture Proposal, the Acquisition Proposal, the Name Change Proposal, and the Director Election Proposal concerning Mr. Kong’s election. Mr. Liu and Ms. Qi have agreed that the Liu and Qi Parties will abstain from voting on the Divestiture Proposal.

In addition to obtaining the shareholder approvals described above, each of the other closing conditions set forth in the Equity Exchange Agreements must be satisfied or waived. This includes obtaining confirmation from the Nasdaq Stock Market LLC (“Nasdaq”) that the Transactions do not constitute a change of control requiring the post-Transactions Company to meet the initial listing requirements, or, if so, that the Company has received approval for the initial listing application for the post-Transactions Company.

For a more detailed description of the closing conditions under the Equity Exchange Agreements, please refer to the sections entitled “Shares Exchange Agreement for the Divestiture — Conditions to the Completion of the Divestiture” and “Shares Exchange Agreement for the Acquisition — Conditions to the Completion of the Acquisition” in this proxy statement.

Are the proposals conditioned on one another?

Yes. The Divestiture Proposal and the Acquisition Proposal are conditioned on the approval of each other. Additionally, the Name Change Proposal and the Director Election Proposal concerning Mr. Kong’s election are conditioned upon the approval of the Divestiture Proposal and the Acquisition Proposal.

What are the reasons for proposing the Name Change Proposal, the Director Election Proposal, the Capital Reduction Proposal, the Ordinary Share Consolidation Proposal and the Articles Restatement Proposal?

The approval of these proposals is either required by the Equity Exchange Agreements or necessary to facilitate the consummation of the Transactions:

Pursuant to the Equity Exchange Agreements, following the consummation of the Transactions, the Company is required to change its corporate name to “Ridgetech, Inc.” The current name of the Company is the trade name used by the Retail Business to be divested; therefore, to avoid confusion, the post-Transactions Company will require a distinct name.

Accordingly, the Name Change Proposal seeks shareholder approval to change the Company’s name and amend the Company’s Charter to record this name change.

Additionally, under the Equity Exchange Agreements, following the consummation of the Transactions, Mr. Liu and Ms. Qi will resign from the Board and any other officer positions with the Company (including Mr. Liu’s role as Chief Executive Officer), and Mr. Kong will be elected to the Board as Chairman. The current independent directors of the Board are expected to continue serving as directors of the Company.

Accordingly, the Director Election Proposal seeks shareholder approval for the election of the directors, including Mr. Kong and the current independent directors, to serve on the Board following the consummation of the Transactions.

The Companies Act requires shares with a nominal or par value to be fully paid up to at least their nominal or par value. The proposed Capital Reduction and the Share Subdivision will increase the number of authorized ordinary shares and reduce the nominal value of each ordinary share. The Board believes this adjustment will enhance the trading liquidity of the ordinary shares, lower the investment barrier, and attract more investors to trade in our ordinary shares.

Accordingly, the Capital Reduction Proposal seeks shareholder approval for the Capital Reduction (defined below), subject to and conditional upon, (i) the Board’s approval to implement the Capital Reduction at such date and time in its sole discretion, but no later than the next annual general meeting of the Company, (ii) an order being made by the Grand Court confirming the Capital Reduction; (iii) compliance with any condition which the Grand Court may impose in relation to the Capital Reduction; and (v) registration by the Registrar of Companies of the Cayman Islands of a copy of the order of the Grand Court confirming the Capital Reduction and the minutes approved by the Grand Court containing the particulars required under the Companies Act in respect of the Capital Reduction, with effect from the date on which these conditions are fulfilled, to effect the following changes to the Company’s share capital:

(a)     the par value of each issued, ordinary share of the Company be reduced from US$0.24 (or the then current par value of each ordinary share) each to US$0.001 each (the “New Par Value”) by cancelling the paid-up capital to the extent of the difference between US$0.24 (or the then current par value) and the New Par Value on each of the then issued ordinary shares of the Company (the “Capital Reduction”),

(b)    immediately following the Capital Reduction, each of the authorized but unissued ordinary shares of the Company of par value of US$0.24 (or the then current par value) each be sub-divided (the “Share Subdivision”) into, for example, in case the then-current par value of the ordinary shares prior to the Capital Reduction equals to US$0.24, 240 new ordinary shares of par value of US$0.001 each (the “New Ordinary Shares”);

(c)     following the Capital Reduction, the credit arising from the Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by the Company as the Board may deem fit and permitted under the Companies Act, the memorandum and articles of association of the Company and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company from time to time;

(d)    each of the New Ordinary Shares arising from the Capital Reduction and the Share Subdivision shall rank pari passu in all respects with each other and each shall have rights and privileges and be subject to the restrictions as contained in the memorandum and the articles of association of the Company;

(e)     immediately following the Capital Reduction and the Share Subdivision, the authorized share capital of the Company will be changed from US$36,010,000 divided into (i) 150,000,000 ordinary shares of a par value of US$0.24 each (or, if following the Consolidation of Ordinary Shares at the Approved Consolidation Ratio of one-for-five (1:5), 30,000,000 ordinary shares of a par value of $1.20 each) and (ii) 10,000,000 preferred shares of a par value of US$0.001 each, to US$36,010,000 divided into (i) 36,000,000,000 New Ordinary Shares of a par value of US$0.001 each and (ii) 10,000,000 preferred shares of a par value of US$0.001 each; and

(f)     any director of the Board be and is hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Capital Reduction and the Share Subdivision, on behalf of the Company, as he or she may consider necessary or expedient to give effect to, implement and complete the Capital Reduction and the Share Subdivision.

Pursuant to the Equity Exchange Agreements, one of the closing conditions is obtaining confirmation from Nasdaq that the Transactions do not constitute a change of control requiring the post-Transactions Company to meet the initial listing requirements. Alternatively, if Nasdaq determines that the post-Transactions Company must meet the initial listing requirements, the Company must obtain Nasdaq approval for the initial listing application. If Nasdaq requires the post-Transactions Company to meet the initial listing requirements, the Consolidation of Ordinary Shares can help the Company meet the minimum bid price necessary for compliance with Nasdaq’s initial listing standards. Additionally, the Company must continue to satisfy Nasdaq’s ongoing listing requirements, including a minimum bid price requirement. The Board believes that obtaining shareholder authorization to implement a share consolidation, if necessary, to comply with Nasdaq’s continued listing rules is in the Company’s best interest, as it provides flexibility to take appropriate action to maintain its listing status. The Board believes that maintaining the Company’s Nasdaq listing enhances liquidity for shareholders, supports access to capital markets, improves the Company’s ability to attract institutional investors, and strengthens its overall market credibility. For a discussion of the potential impact of the Consolidation of Ordinary Shares, please see below under “Matters Submitted for Shareholder Approval — Proposal No. 6 — The Ordinary Share Consolidation Proposal.”

Accordingly, the Ordinary Share Consolidation Proposal seeks shareholder approval to authorize the Board to effect a consolidation of the Company’s authorized and issued ordinary shares, at a ratio of up to one-for-five (1:5) (the “Approved Consolidation Ratio”), on a date to be determined by the Board but no later than the next annual general meeting of the shareholders of the Company, with the exact ratio to be set at a whole number within this range, as determined by the Board in its sole discretion, such that the number of then authorized and issued ordinary shares of the Company is decreased by the Approved Consolidation Ratio, with the par value per ordinary share increased by the Approved Consolidation Ratio, and that the authorized share capital of the Company shall, subject to the shareholders’ approval of the Capital Reduction Proposal, be altered from US$36,010,000 divided into (i) 150,000,000 ordinary shares of a par value of US$0.24 each (or, if following the Capital Reduction and the Share Subdivision, 36,000,000,000 New Ordinary Shares of a par value of $0.001 each), and (ii) 10,000,000 preferred shares of a par value of US$0.001 each, to US$36,010,000 divided into (i) as low as 30,000,000 ordinary shares of a par value of US$1.20 each (or, if following the Capital Reduction and the Share Subdivision, 7,200,000,000 New Ordinary Shares of a par value of $0.005 each), and (ii) 10,000,000 preferred shares of a par value of US$0.001 each, to be implemented only if deemed necessary by the Board in its sole discretion to comply with Nasdaq Listing Rules.

If the Capital Reduction Proposal or the Ordinary Share Consolidation Proposal is implemented, the Board believes that to avoid confusion, it is advisable to amend and restate the Charter to reflect the changes resulting from these actions. Accordingly, the Articles Restatement Proposal seeks shareholder approval to approve, subject to the shareholder approval of the Capital Reduction Proposal and the Ordinary Share Consolidation Proposal (if applicable), and only if the Board has effected a Capital Reduction and a Share Subdivision as authorized by the Capital Reduction Proposal and/or a Share Consolidation as authorized by the Ordinary Share Consolidation Proposal, the adoption of one or more newly amended and restated memorandum and articles of association to reflect the Capital Reduction, the Share Subdivision, the Consolidation of Ordinary Shares and the Company Name Change, as applicable.

How do I vote?

Shareholders of Record

If your shares are registered directly in your name with the Company’s transfer agent, Equiniti Trust Company LLC, then you are a shareholder of record.

If you are a shareholder of record, there are five ways to vote:

1.      Vote by Internet.    You can vote via the Internet. The website address for Internet voting is provided on your proxy card. You will need to use the control number appearing on your proxy card to vote via the Internet. You can use the Internet to transmit your voting instructions up until 6:00 P.M. Eastern Time on February 25, 2025. Internet voting is available 24 hours a day. If you vote via the Internet, you do NOT need to vote by telephone or return a proxy card.

2.      Vote by Telephone.    You can also vote by telephone by calling the toll-free telephone number provided on your proxy card. You will need to use the control number appearing on your proxy card to vote by telephone. You may transmit your voting instructions from any touch-tone telephone up until 6:00 P.M. Eastern Time on February 25, 2025. Telephone voting is available 24 hours a day. If you vote by telephone, you do NOT need to vote over the Internet or return a proxy card.

3.       Vote by Fax.    You can also vote by fax by faxing to the fax number provided on your proxy card. You will need to use the control number appearing on your proxy card to vote by fax. You may transmit your voting instructions by fax up until 6:00 P.M. Eastern Time on February 25, 2025. Fax voting is available 24 hours a day. If you vote by fax, you do NOT need to vote over the Internet or return a proxy card.

4.      Vote by Mail.    If you received a printed copy of the proxy card, you can vote by marking, dating and signing it, and returning it in the postage-paid envelope provided. Please promptly mail your proxy card to ensure that it is received prior to the closing of the polls at the Annual General Meeting.

5.      Vote in Person.    You can vote in person at the Annual General Meeting.

Street Name Holders

If your shares are held, not in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered to be the shareholder of record for purposes of voting at the Annual General Meeting. As a beneficial owner, you have the right to direct your broker or other agent regarding how to vote the shares in your account. You are also invited to attend the Annual General Meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the Annual General Meeting unless you request and obtain a valid proxy from your broker or agent.

Regardless of how your shares are registered, if you complete and properly sign the proxy card and return it to the address indicated, it will be voted as you direct.

How many votes do I have?

On each matter to be voted upon, you will have one vote for each ordinary share of the Company that you owned on the Record Date.

How many votes can be cast by all shareholders?

The Company had 6,178,362 outstanding ordinary shares on the Record Date, and each of these shares is entitled to one vote.

How many votes must be present to hold the meeting?

The holders of not less than one-third in nominal value of the total issued voting shares in the Company on the Record Date must be present at the Annual General Meeting in person or by proxy in order to fulfill the quorum requirement necessary to hold the Annual General Meeting. As of the Record Date, there were 6,178,362 ordinary shares outstanding. This means at least 2,059,454 ordinary shares must be present in person or by proxy.

If you vote, your shares will be part of the quorum. Abstentions and broker non-votes will also be counted in determining the quorum. A broker non-vote occurs when a bank or broker holding shares in street name submits a proxy that states that the broker does not vote for some or all of the proposals because the broker has not received instructions from the beneficial owners on how to vote on the proposals and does not have discretionary authority to vote in the absence of instructions.

We urge you to vote by proxy even if you plan to attend the Annual General Meeting so that we will know as soon as possible that a quorum has been achieved.

What vote is required to approve each proposal?

The Director Election Proposal: The required vote to approve the election of Mr. Lingtao Kong, Ms. Caroline Wang, Mr. Jiangliang He, and Dr. Genghua Gu as directors of the Company to serve until the next annual meeting or until their successors are duly elected and qualified, is the affirmative vote of a majority of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Annual General Meeting.

Please note that brokers may no longer vote on the election of directors in the absence of specific client instructions.

The Divestiture Proposal: The required vote to approve the transactions contemplated by the Equity Exchange Agreement for Divestiture is the affirmative vote of a majority of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Annual General Meeting. Mr. Liu and Ms. Qi have agreed that the Liu and Qi Parties will abstain from voting on the Divestiture Proposal.

The Acquisition Proposal: The required vote to approve the transactions contemplated by the Equity Exchange Agreement for Acquisition, including the issuance of ordinary shares as contemplated therein, is the affirmative vote of a majority of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Annual General Meeting.

The Name Change Proposal: The required vote to approve the special resolution to change the Company’s name to “Ridgetech, Inc.” is the affirmative vote of not less than two-thirds of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Annual General Meeting.

The Independent Accountants Ratification Proposal: The required vote to ratify the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2025, is the affirmative vote of a majority of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Annual General Meeting.

The Capital Reduction Proposal: The required vote to approve by special resolution and authorize the Board to effect the Capital Reduction Proposal is the affirmative vote of not less than two-thirds of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Annual General Meeting.

The Ordinary Share Consolidation Proposal: The required vote to approve by ordinary resolution and authorize the Board to effect a Consolidation of Ordinary Shares is the affirmative vote of not less than simple majority of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Annual General Meeting.

The Articles Restatement Proposal: The require vote to approve by special resolution one or more amendments and restatements of the Charter to reflect the cumulative effect of the Capital Reduction, the Share Subdivision, the Consolidation of Ordinary Shares, if implemented by the Board, and the Company Name Change, if approved by shareholders, is the affirmative vote of not less than two-thirds of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Annual General Meeting.

Can I change my vote?

Yes. You may change your vote by sending in a new proxy card with a later date, or, if you are a shareholder of record, sending written notice of revocation to the Company’s Secretary at the address on the cover of this proxy statement. Also, if you attend the Annual General Meeting and wish to vote in person, you may request that your previously submitted proxy not be used.

What happens if I sign and return the proxy card but do not indicate how to vote on an issue?

If you return a proxy card without indicating your vote, your shares will be voted as follows:

•        FOR approval of the transactions contemplated by the Equity Exchange Agreement for Divestiture.

•        FOR approval of the transactions contemplated by the Equity Exchange Agreement for Acquisition.

•        FOR approval of an amendment to the Charter to change the Company’s name to “Ridgetech, Inc.”

•        FOR approval of the election of each of the nominees for director named in this proxy statement.

•        FOR ratification of the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2025.

•        FOR authorization of the Board to effect a Capital Reduction and Share Subdivision.

•        FOR authorization of the Board to effect a Consolidation of Ordinary Shares.

•        FOR approval of an amendment and restatement of the Charter to reflect the effect of a Capital Reduction and Shares Subdivision and a Consolidation of Ordinary Shares, if implemented by the Board.

•        FOR approval to transact such other business as may properly come before the Annual General Meeting or any adjournment thereof.

How can I find out the results of the voting at the Annual General Meeting?

Preliminary voting results will be announced at the Annual General Meeting. Final voting results will be published in a report on Form 6-K, which we will file with the U.S. Securities and Exchange Commission (the “SEC”) promptly after the Annual General Meeting.

Who pays the cost for soliciting proxies?

We will pay the cost for the solicitation of proxies by the Board of Directors. Our solicitation of proxies will be made primarily by mail. Proxies may also be solicited personally, by telephone, fax or e-mail by our officers, directors, and regular supervisory and executive employees, none of whom will receive any additional compensation for their services. We will also reimburse brokers, banks, custodians, other nominees and fiduciaries for forwarding these materials to beneficial holders to obtain the authorization for the execution of proxies.

How can I obtain additional information about the Company?

You can access our annual report for the year ended March 31, 2024 (the “Annual Report”) as filed on Form 20-F with the SEC on the SEC’s website at www.sec.gov, as well as under the SEC Filings section of our website at http://jiuzhou360.com/investors/sec_filings. In addition, our reports of foreign private issuer on Form 6-K are available on the SEC’s website at www.sec.gov. Shareholders may download a copy of any of the foregoing documents without charge at http://jiuzhou360.com/investors/sec_filings.

We are subject to the information reporting requirements of the Exchange Act of 1934, as amended (the “Exchange Act”) applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement contains forward-looking statements (including within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act) concerning, among other things, the following:

•        the anticipated benefits of the Transactions;

•        the ability of the Company to complete the Transactions, and whether and when the Transactions will be consummated;

•        the ability to obtain or maintain the listing of the post-Transactions Company’s ordinary shares on Nasdaq following the business combination;

•        the anticipated costs associated with the Transactions;

•        the Company ordinary shares’ potential liquidity and trading following the Transactions;

•        the post-Transactions Company’s ability to raise financing in the future;

•        the ability to successfully execute its business, marketing, and other strategies;

•        the ability to achieve or maintain profitability in the future;

•        the ability to attract, integrate, manage, and retain qualified personnel or key employees;

•        the ability to operate in a competitive market; and

•        the ability to navigate the regulatory environment and complexities with compliance related to such environment.

These forward-looking statements should not be relied upon as predictions of future events as the Company cannot assure you that the events or circumstances reflected in these statements will be achieved or will occur. You can identify forward-looking statements by the use of forward-looking terminology including “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “pro forma,” “estimates,” or “anticipates” or the negative of these words and phrases or other variations of these words and phrases or comparable terminology. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation:

•        the risk that the proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s ordinary shares;

•        the failure to satisfy the conditions to the consummation of the proposed Transactions, including the approval of the Transactions by our shareholders;

•        the occurrence of any event, change or other circumstance that could give rise to the termination of the Transactions;

•        the effect of the announcement or pendency of the proposed Transactions on the Company’s business relationships, performance, and business generally;

•        risks that the proposed Transactions disrupt current plans of the Company and potential difficulties in the Company’s employee retention as a result of the proposed Transactions;

•        the outcome of any legal proceedings that may be instituted against the Company or its affiliates related to the proposed Transactions;

•        failure to realize the anticipated benefits of the proposed Transactions;

•        the inability to meet and maintain the listing of the Company’s ordinary shares on Nasdaq;

•        the risk that the price of the Company’s ordinary shares may be volatile following the Transactions due to a variety of factors, including changes in the highly competitive industries in which the Company operates, variations in performance across competitors, changes in laws, regulations, technologies that may impose additional costs and compliance burdens on the Company’s operations, supply chain disruptions and shortages, and macro-economic and social environments affecting the Company’s business;

•        the inability to implement business plans, forecasts, and other expectations after the completion of the proposed Transactions, and identify and realize additional opportunities;

•        the risk that the post-Transactions Company may never achieve or sustain profitability;

•        the risk that the post-Transactions Company may be unable to raise additional capital on acceptable terms to finance its operations;

•        the risk that the post-Transactions Company experiences difficulties in managing its growth and expanding operations; and

•        other risks and uncertainties set forth in the section entitled “Risk Factors” in this proxy statement and in the Company’s annual report on Form 20-F for the year ended March 31, 2024, which was filed with the SEC on July 30, 2024 and other filings made with the SEC by the Company.

The foregoing risks should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere. The Company can give no assurance that the conditions to the Transactions will be satisfied.

If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, the results of operations of the Company could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement are current only as of the date of this proxy statement. The Company does not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made, the occurrence of unanticipated events or any new information that becomes available in the future.

THE TRANSACTIONS

Reasons for the Transactions

The Divestiture and the Acquisition were unanimously approved by the Special Committee through an unanimous written consent adopted on January 31, 2025. Before reaching its decision, the Special Committee:

•        Reviewed the Company’s business operations, growth plans, and recent financial performance, including its historical losses, the operational factors contributing to those losses, and the role of the Retail Business.

•        Engaged in extensive meetings and discussions with management and external advisors regarding Allright’s business, operational synergies, and financial prospects, along with other due diligence matters.

•        Examined due diligence reports on legal, financial, accounting, and tax matters related to the Transactions.

•        Assessed strategic alternatives, including retaining the Retail Business, seeking alternative buyers, or partnering with other entities.

•        Evaluated the terms and conditions of the Equity Exchange Agreements for the Divestiture and the Acquisition, including the form and valuation of the transaction considerations, as well as the representations, warranties, covenants, conditions, and termination rights in each agreement.

•        Considered the expected ownership interests of the parties involved post-Transactions, including the transfer of shares by the Liu and Qi Parties in exchange for the Retail Business and the issuance of shares to the Kong Parties to acquire additional wholesale business.

•        Assessed the feasibility of the Transactions being completed in a timely manner and the Company’s ability to integrate Allright into its existing Wholesale Business to achieve operational efficiencies and strategic goals.

•        With respect to the Divestiture, sought approval from the Audit Committee in accordance with the Company’s Charter.

After thoroughly analyzing these factors, the Special Committee determined that completing the Divestiture and Acquisition Transactions would position the Company to:

•        Streamline operations by exiting the Retail Business which require substantial selling and marketing expenses and focusing on the growth and enhancement of the Wholesale Business.

•        Expand its scale, customer base, technological platform, and geographic footprint in the Wholesale Business through the acquisition of Allright, a rapidly growing company primarily engaged in pharmaceutical wholesale.

•        Strengthen its financial health by transitioning to an asset-light model with improved profitability prospects.

•        Enhance its operational resources, including technical and marketing capabilities, through integration with Allright’s team and infrastructure.

•        Bolster its competitive position in the pharmaceutical wholesale sector and open up new growth opportunities.

•        Increase shareholder value through anticipated cost savings and revenue growth derived from the combined Wholesale Business.

In its deliberations, the Special Committee also considered a variety of risks and countervailing factors, including:

•        Operational risks associated with integrating Allright’s business and transitioning out of the Retail Business.

•        The potential for share price volatility following the announcement of the Transactions.

•        The likelihood of shareholder litigation or opposition arising from the Transactions.

•        The significant transaction costs associated with the Divestiture and Acquisition.

The Special Committee considered these risks along with the potential benefits, concluding that the advantages of the Transactions outweighed the associated challenges. In reaching its decision, the Special Committee conducted an evaluation of the Retail Business to be divested and the Allright business to be acquired, including extensive discussions with management and advisors, and determined that the Transactions align with the Company’s strategic goals and are in the best interests of the shareholders.

The factors and deliberations outlined above represent the material considerations evaluated by the Special Committee. While individual members may have weighed specific factors differently, the overall analysis led to a unanimous approval of the Divestiture and the Acquisition.

Background of the Transactions

In 2023, Lei Liu, our Chief Executive Officer and Chairman of the Board, met Lingtao Kong, the sole shareholder of Ridgeline International Limited, on several business occasions. Ridgeline owns 100% of the equity interests in Allright (Hangzhou) Internet Technology Co. Ltd. Through these meetings, Mr. Liu and Mr. Kong established a strong relationship and discussed the potential for strategic collaboration.

Allright operates in the B2B sector, providing wholesale distribution through self-operated and third-party platforms, with a focus on pharmaceuticals, medical devices, health foods, cosmetics, and daily necessities. Historically, Allright engaged in certain transactions with Zhejiang Jiuxin Medicine Co., Ltd., an indirect subsidiary of the Company.

Through the interactions between Mr. Liu and Mr. Kong, Mr. Liu became aware of Allright’s ability to generate revenue based on its promising market prospects, experienced team, and deep understanding of the online pharmaceutical wholesale business. Mr. Kong, in turn, recognized the growth opportunities and improved access to capital that could result from a potential acquisition by the Company, which is listed on Nasdaq. The interest on both sides was further strengthened by subsequent commercial transactions between the Company and Allright, leading to discussions regarding a potential merger or acquisition of Allright’s equity interests.

Beginning in June 2024, teams from CJJD and Allright engaged in detailed discussions regarding Allright’s financial performance, operations, market potential, and the status of the capital markets. These discussions also addressed the legal requirements associated with a potential strategic transaction between CJJD and Allright.

Following these discussions, on November 11, 2024, the parties signed an indicative term sheet, formalizing their intent to explore a potential transaction.

On September 14, 2024, the Board of the Company established a special committee composed entirely of independent directors (the “Special Committee”) to evaluate, negotiate, and approve the terms of the Divestiture and the Acquisition, ensuring that the Transactions were in the best interests of the Company and its shareholders.

After further discussions between the parties and consultation with the Company’s legal and financial advisers, on January 31, 2025, the Special Committee determined that the proposed terms were fair and reasonable and resolved to approve the Divestiture and the Acquisition. On January 31, 2025, the Company’s audit committee also evaluated and approved the Divestiture in accordance with the Company’s policies on related-party transactions.

On January 31, 2025, the parties to the Divestiture and the Acquisition entered into definitive equity exchange agreements, formalizing the terms and conditions of these Transactions.

Summary of the Transactions and the Terms of the Equity Exchange Agreements

The Divestiture and the Acquisition

On January 31, 2025, CJJD entered into an Equity Exchange Agreement for Divestiture with Mr. Lei Liu, the Chief Executive Officer, Chairman of Board and a major shareholder of the Company, and Ms. Li Qi, a director and a shareholder of the Company. Pursuant to the agreement, CJJD will cause its wholly-owned subsidiary, Renovation, to transfer all Renovation’s ownership interests in Jiuxin Investment to Oakview, in exchange for all ordinary shares of

CJJD owned by Mr. Liu, Ms. Qi, Oakview and their affiliates including The Liu Family 2021 Trust and Super Marvel Limited, totaling 2,548,353 ordinary shares, which represent approximately 41% of outstanding ordinary shares of CJJD prior to giving effect to the Transactions.

On January 31, 2025, CJJD entered into an Equity Exchange Agreement for Acquisition with Ridgeline and Mr. Lingtao Kong, the sole shareholder of Ridgeline. Pursuant to the agreement, Mr. Kong will transfer all his ownership interests in Ridgeline, which owns 100% of the equity interests in Allright, to CJJD, in exchange for the issuance of 2,225,000 ordinary shares of CJJD to Mr. Kong, representing approximately 38% of issued and outstanding ordinary shares of CJJD following the Transactions.

The Divestiture and the Acquisition are each referred to as a “Transaction.” The parties expect that the consummation of each Transaction will be contingent upon the consummation of the other Transaction, and the closings of both Transactions shall occur simultaneously or as closely together as practical.

Organization Structures Before and After the Transactions

The following diagram illustrates our current corporate structure as of the date of this proxy statement:

The following diagram illustrates our anticipated corporate structure following the completion of the Transaction:

China Jo-Jo Drugstores (Cayman Islands)
Renovation (Hong Kong)
Ridgeline (Hong Kong)
Outside Mainland China
Inside Mainland China
Shouantang Technology
Jiuyi Technology
Jiuxin Medical
Jiutong Medical
Allright Technology
Shouantang Bio
(1)
Kahamadi Bio
Note:
100% direct ownership
Contractual arrangement
(1) 49% direct ownership (51% owned by Qintianbasike Biotech Co., Ltd

Management Following the Transactions

Under the Equity Exchange Agreements, following the consummation of the Transactions, Mr. Liu and Ms. Qi will resign from the Board and any other officer positions with the Company (including Mr. Liu’s role as Chief Executive Officer), and Mr. Kong will be elected to the Board as Chairman. The current independent directors of the Board are expected to continue serving as directors of the Company. For Mr. Kong’s biographical information, please refer to “Matters Submitted for Shareholder Approval — Proposal No. 4 — The Director Election Proposal” below.

Additionally, it is anticipated that Ming Zhao, the Company’s current Chief Financial Officer, will assume the role of interim Chief Executive Officer to ensure the continued operation of the business and the integration of Allright following the closing of the Transactions. The Board will also initiate a search for a permanent Chief Executive Officer with the appropriate qualifications and industry experience. Please find below Mr. Zhao’s biographical information.

Ming Zhao has served as our Chief Financial Officer since August 2011. From September 2010 to July 2011, Mr. Zhao was a senior manager at CFO Oncall, Inc., a financial consulting firm providing CFO services to U.S.-listed, China-based publicly traded companies. From December 2006 through August 2010, Mr. Zhao was a senior auditor at Sherb & Co., LLP. From January through June 2003, Mr. Zhao worked as a financial analyst at Microsoft Corporation. Mr. Zhao is a licensed certified public accountant. He graduated with a bachelor’s degree in accounting from Central University of Finance and Economic in Beijing in July 1999, and obtained a master’s degree in professional accounting from the University of Washington in December 2002.

Summary of Terms of the Equity Exchange Agreements for Divestiture

The following includes a summary of the material provisions of the Equity Exchange Agreement for Divestiture, a copy of which has been filed in our current report on Form 6-K filed with the SEC on February 3, 2025 and is incorporated herein by reference. This summary may not contain all of the information about the Equity Exchange Agreement for Divestiture that is important to you. We encourage you to read carefully the Equity Exchange Agreement for Divestiture in its entirety, as the rights and obligations of the parties thereto are governed by the express terms of the Equity Exchange Agreement for Divestiture and not by this summary or any other information contained in this proxy statement.

The descriptions below have been included to provide shareholders with information regarding the terms of the Equity Exchange Agreement for Divestiture. They are not intended to provide any other factual information about the parties to the agreement, any of their respective subsidiaries or affiliates. The agreement contains representations and warranties that the parties have made to each other as of specific dates and/or times. The assertions embodied in those representations and warranties were made solely for purposes of the contract between the parties to agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to stockholders, or may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts. For the foregoing reasons, such representations and warranties should not be relied upon as statements of factual information. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the agreement, which subsequent information may or may not be fully reflected in public disclosures.

Equity Exchange

At closing, Renovation (together with CJJD, the “CJJD Parties”) shall, and CJJD shall cause Renovation to, transfer all equity in Jiuxin Investment to Oakview, free of any liens. In exchange, Mr. Liu, Ms. Qi, Oakview (collectively, the “Liu Parties”) and their affiliates will irrevocably surrender for no consideration in total 2,548,353 ordinary shares of CJJD back to CJJD.

Representations and Warranties

The Equity Exchange Agreement for Divestiture contains representations and warranties of the Liu Parties as to, among other things:

•        the proper organization, existence, and authority of Oakview, and the legal capacity of Mr. Liu and Ms. Qi to enter into and perform under the agreement;

•        the absence of required governmental consents or approvals, except for standard regulatory filings and certain consents or approval, the absence of which would not adversely affect the ability of the Liu Parties to perform under the agreement;

•        the absence of conflicts with organizational documents, applicable laws, or existing contracts resulting from the execution and performance of the agreement;

•        the absence of pending or threatened legal actions affecting the ownership of the surrendered shares, the validity of the agreement or the consummation of the transaction;

•        the Liu Parties’ valid ownership of the surrendered shares, free and clear of liens or restrictions; and

•        the Liu Parties’ independent investigation of divested entities without reliance on other representations from CJJD.

The Equity Exchange Agreement contains representations and warranties of the CJJD Parties as to, among other things:

•        the valid organization and existence of the CJJD Parties and Jiuxin Investment and authority of the CJJD Parties to enter into and perform under the agreement;

•        the absence of required governmental consents or approvals beyond standard regulatory filings or any consents or approval, the absence of which would not adversely affect the ability of the CJJD Parties to perform under the agreement;

•        the absence of conflicts with the CJJD Parties’ governing documents, applicable laws, or material contracts arising from the execution and performance of the agreement;

•        the absence of pending or threatened legal actions that could affect the ownership of the acquired shares, the validity of the agreement or the consummation of the transaction;

•        Renovation’s valid ownership of all of the equity of Jiuxin Investment, free and clear of liens or other claims; and

•        the absence of any additional representations or warranties beyond those expressly stated in the agreement.

Closing Conditions

The obligation of the parties to consummate the Divestiture is subject to the satisfaction of the following conditions:

•        receipt of approval by at least a simple majority of the votes cast by all CJJD present in person or by proxy at CJJD’s shareholder meeting, other than those ordinary shares held, directly or indirectly, by or on behalf of Mr. Liu, Ms. Qi, Oakview or their affiliates;

•        CJJD maintaining its Nasdaq listing with all new shares issued in the Transactions approved for listing;

•        receipt of all necessary regulatory approvals and absence of any legal restrictions preventing the Divestiture; and

•        concurrent closing of the Acquisition with all conditions met or waived.

Additionally, the obligation of the CJJD Parties, on one side, and the Liu Parties, on the other side, to consummate the Divestiture is subject to the other side’s compliance with their representations, warranties, and covenants. The obligation of the Liu Parties to consummate the Divestiture is further conditioned upon the absence of material adverse effect on the assets, properties, liabilities, condition, business or results of operations of the divested entities, taken as a whole, or the ability of the CJJD Parties to consummate the Divestiture.

Covenants and Agreements

The parties have agreed to covenants including:

•        Jiuxin Investment and other divested entities shall conduct their business in the ordinary course of business during the period between the signing of the agreement and the earlier of the closing of the Transactions or the termination of the agreement in accordance with its terms.

•        The parties shall execute a share transfer agreement and complete the registration of transfer of the equity of Jiuxin Investment with the local State Administration for Industry and Commerce in China and other relevant Chinese authorities within 30 business days after closing.

•        Mr. Liu and Ms. Qi will resign from all CJJD positions effective at closing, with Ming Zhao appointed as interim CEO.

•        On the closing date or within 15 business days thereafter, a long-term supply agreement shall be entered into between or among CJJD and the applicable divested entities, in form and substance reasonably satisfactory to the parties, relating to the supply by CJJD (or its subsidiaries) of the pharmaceutical and other healthcare products to such divested entities.

•        The parties must use reasonable efforts to obtain required consents, provide necessary documents, and take actions to fulfill closing conditions and complete the transaction.

Termination

The Equity Exchange Agreement for Divestiture may be terminated prior to closing upon the occurrence of certain conditions, including:

•        the mutual written consent of CJJD and Mr. Liu;

•        by either CJJD or Mr. Liu if any governmental authority issues a final, non-appealable order permanently prohibiting the transaction, provided the terminating party or its affiliates did not cause or contribute to such action through a breach of the agreement;

•        by either CJJD or Mr. Liu if the related Equity Exchange Agreement for Acquisition is terminated in accordance with its terms;

•        by CJJD if any Liu Party materially breach any representation, warranty, or covenant, and such breach is incurable or not cured within 30 days after written notice, so long as neither CJJD Party is then in material breach of the agreement;

•        by Mr. Liu if any CJJD Party materially breaches any representation, warranty, or covenant, and such breach is incurable or not cured within 30 days after written notice, so long as neither Liu Party is then in material breach of the agreement.

If the Equity Exchange Agreement for Divestiture is terminated, all obligations of the parties will cease, except for liabilities related to fraud or willful breaches prior to termination.

Indemnification

The Liu Parties shall indemnify the CJJD Parties and certain of their related parties for breaches of representations, warranties, covenants, and for fraud, with indemnification claims required to be filed within two years after closing, while fraud claims survive indefinitely.

Summary of Terms of the Equity Exchange Agreements for Acquisition

The following includes a summary of the material provisions of the Equity Exchange Agreement for Acquisition, a copy of which has been filed in our current report on Form 6-K filed with the SEC on February 3, 2025 and is incorporated herein by reference. This summary may not contain all of the information about the Equity Exchange Agreement for Acquisition that is important to you. We encourage you to read carefully the Equity Exchange Agreement for Acquisition in its entirety, as the rights and obligations of the parties thereto are governed by the express terms of the Equity Exchange Agreement for Acquisition and not by this summary or any other information contained in this proxy statement.

The descriptions below have been included to provide shareholders with information regarding the terms of the Equity Exchange Agreement for Acquisition. They are not intended to provide any other factual information about the parties to the agreement, any of their respective subsidiaries or affiliates. The agreement contains representations and warranties that the parties have made to each other as of specific dates and/or times. The assertions embodied in those representations and warranties were made solely for purposes of the contract between the parties to agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to stockholders, or may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts. For the foregoing reasons, such representations and warranties should not be relied upon as statements of factual information. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the agreement, which subsequent information may or may not be fully reflected in public disclosures.

Equity Exchange

At closing, Lingtao Kong (also referred to as “Seller”) will transfer all issued and outstanding shares of Ridgeline to CJJD. In exchange, CJJD will issue and deliver 2,225,000 newly issued ordinary shares to Seller. This transaction will occur concurrently with the divestiture of CJJD’s equity interest in Jiuxin Investment to the Liu Parties.

Representations and Warranties

The Equity Exchange Agreement for Acquisition contains representations and warranties from CJJD as to, among other things:

•        due organization, valid existence, and good standing of CJJD;

•        full corporate power and authority to execute, deliver, and perform under the agreement;

•        authorization and binding nature of the agreement, enforceable under applicable laws;

•        the absence of required governmental approvals beyond standard filings or any approval, the absence of which would not have a material adverse effect on CJJD;

•        no conflicts with organizational documents, laws, or contracts due to the agreement;

•        capitalization of CJJD;

•        accurate SEC filings and compliance with financial reporting obligations;

•        absence of material adverse changes since the latest financial reporting date;

•        absence of pending or threatened legal actions that could impact the transaction;

•        CJJD not being an investment company;

•        no use of broker, finder, or investment banker entitled to fees in connection with the transaction;

•        consideration shares to be issued fully-paid, non-assessable, and free of liens, except as restricted by securities laws;

•        CJJD’s independent investigation of Ridgeline without reliance on representations from Seller beyond those expressly stated in the agreement.

The Equity Exchange Agreement for Acquisition contains representations and warranties from the Seller regarding Ridgeline as to, among other things:

•        due organization, valid existence, and good standing of Ridgeline and Allright;

•        full corporate power and authority to execute, deliver, and perform under the agreement;

•        authorization and binding nature of the agreement, enforceable under applicable laws;

•        proper capitalization of Ridgeline, with all issued shares duly authorized, fully paid, and non-assessable;

•        Seller’s ownership of Ridgeline and Ridgeline’s ownership of Allright;

•        absence of required governmental approvals beyond approvals contemplated by the agreement;

•        no conflicts with organizational documents, laws, or contracts due to the agreement;

•        accurate and complete financial statements, prepared in accordance with GAAP, reflecting the financial condition of Ridgeline and Allright;

•        absence of material adverse changes since the latest financial reporting date;

•        compliance with applicable laws and possession of necessary permits;

•        absence of pending or threatened legal actions that could impact the transaction;

•        material contracts;

•        valid ownership and protection of intellectual property rights;

•        proper filing and payment of taxes;

•        leasehold and conditions regarding real and personal property;

•        good and marketable title to assets, free of liens, except permitted liens;

•        employee matters, compliance with labor laws, and absence of labor disputes;

•        employee benefit matters;

•        environmental law compliance;

•        related party transactions;

•        proper insurance coverage in full force and effect;

•        relationship with material customers and suppliers;

•        accurate books and records maintained in the ordinary course of business;

•        receivables being valid and collectible;

•        compliance with anti-corruption, anti-bribery and sanction laws;

•        Ridgeline not being an investment company;

•        no use of broker, finder, or investment banker entitled to fees in connection with the transaction;

•        absence of untrue statement of, or omission to state, any material fact in the information supplied by Ridgeline; and

•        accurate disclosure of all material facts necessary to avoid misleading information.

The Equity Exchange Agreement for Acquisition contains representations and warranties from Seller as to, among other things:

•        full corporate power and authority to execute, deliver, and perform under the agreement;

•        authorization and binding nature of the agreement, enforceable under applicable laws;

•        Seller’s ownership of the shares sold to CJJD, with good, valid, and marketable title, free and clear of all liens;

•        absence of required governmental approvals beyond approvals contemplated by the agreement;

•        no conflicts with organizational documents, applicable laws, or contracts due to the agreement;

•        absence of pending or threatened legal actions that could impact Seller’s ability to complete the transaction;

•        Seller being an accredited investor acquiring ordinary shares of CJJD for investment purposes only, fully aware of the risks associated with the investment, and relying on independent counsel and advisors to evaluate the investment’s suitability;

•        no use of broker, finder, or investment banker entitled to fees in connection with the transaction;

•        independent investigation of CJJD without reliance on representations from CJJD beyond those expressly stated in the agreement; and

•        absence of untrue statement of, or omission to state, any material fact in the information supplied by the Seller;

•        accurate disclosure of all material facts necessary to avoid misleading information.

Closing Conditions

The obligation of the parties to consummate the Acquisition is subject to the satisfaction of the following conditions:

•        receipt of approval by at least a simple majority of the votes cast by all CJJD shareholders present in person or by proxy at CJJD’s shareholder meeting and other required shareholder approval under the Companies Act and CJJD’s organizational documents;

•        CJJD maintaining its Nasdaq listing with all new shares issued in the Transactions approved for listing;

•        receipt of all necessary regulatory approvals and absence of any legal restrictions preventing the Acquisition; and

•        concurrent closing of the Divestiture with all conditions met or waived.

Additionally, the obligation of CJJD, on one side, and Seller and Ridgeline, on the other side, to consummate the Acquisition is subject to the other side’s compliance with their representations, warranties, and covenants, the absence of any adverse material effect on them, and delivery of certain deliverables at closing.

Covenants and Agreements

The parties have agreed to covenants including:

•        During the period between the signing of the agreement and the earlier of the closing of the Transactions or the termination of the agreement in accordance with its terms (the “Interim Period”), CJJD and Ridgeline shall provide reasonable access for due diligence while maintaining normal operations and compliance with laws, with mutual consent on specified matters.

•        Ridgeline and its subsidiary shall conduct their business in the ordinary course of business and refrain from taking certain actions without CJJD’s consent during the Interim Period.

•        CJJD shall refrain from taking certain actions without the Seller’s consent during the Interim Period.

•        CJJD shall remain current with SEC filings and maintain its Nasdaq listing.

•        Parties are prohibited from soliciting or engaging in alternative acquisition proposals and shall report any unsolicited offers.

•        Insider trading and sharing of nonpublic information by Seller and Ridgeline are prohibited.

•        Parties shall promptly notify each other of any issues affecting the transaction and use reasonable efforts to obtain necessary approvals and consummate the transaction.

•        Public announcements require prior consent unless legally required, and all shared information shall remain confidential.

•        Parties shall update their respective disclosure schedules to reflect changes to the ordinary course of business first existing or occurring after the date of this agreement.

•        Upon closing, Mr. Kong will join CJJD’s Board, and CJJD will change its name to “Ridgetech, Inc.”

Termination

The Equity Exchange Agreement for Acquisition may be terminated prior to closing upon:

•        mutual written consent of CJJD and Seller;

•        by either CJJD or Seller if any of the conditions to closing are not satisfied or waived by the six (6) month anniversary of the agreement date (the “Outside Date”), unless the failure is due to the terminating party’s breach;

•        by either CJJD or Seller if any governmental authority issues a final, non-appealable order permanently prohibiting the transaction, provided the terminating party or its affiliates did not cause or contribute to such action through a breach of the agreement;

•        by Seller if CJJD materially breaches any representation, warranty, or covenant, and such breach is incurable or not cured within the earlier of 20 days after written notice or the Outside Date;

•        by CJJD if Seller or Ridgeline materially breaches any representation, warranty, or covenant, and such breach is incurable or not cured within the earlier of 20 days after written notice or the Outside Date.

•        by CJJD if there is a material adverse effect on Ridgeline and Allright that remains uncured.

If the Equity Exchange Agreement for Acquisition is terminated, all obligations of the parties will cease, except for liabilities related to fraud or willful breaches prior to termination.

Indemnification

Seller shall indemnify CJJD for any breaches of representations, warranties, covenants, or fraud, with claims required to be filed within respective survival period of such claims, while claims for breach of certain representations and warranties by the Seller and fraud claims survive indefinitely.

Overview of Ridgeline and Allright

Overview of Allright (Hangzhou) Internet Technology Co. Ltd.

Allright, established in April 2021 with a registered capital of 10 million RMB, is headquartered in Hangzhou, Zhejiang Province. The company operates in the B2B sector and providing expanded wholesale distribution, focusing on pharmaceuticals, medical devices, health foods, cosmetics, and daily necessities.

Since its founding, Allright has reported steady growth. Since its inception in April 2021, the company has partnered with over 1,000 pharmaceutical brands. This foundation supported further expansion, with sales reaching approximately US$6.8 million, US$45.1 million and US$78.4 million in the years ended March 31, 2022, 2023 and 2024, respectively. In the six months ended September 30, 2024, the company recorded sales of approximately US$44.0 million.

In January 2024, Allright began deploying its proprietary B2B platform, which is designed to provide services such as medication guidance, sales management, and customer health solutions while utilizing digital tools to enhance the user experience. The platform currently supports over 5,300 registered clients in Zhejiang Province, with a goal to expand its client base to between 8,000 and 10,000. The company’s operations are supported by modern logistics systems, including automated and intelligent warehousing, and a focus on quality management and traceability to maintain product safety and transparency.

As part of its next steps, Allright is exploring opportunities to expand into provinces such as Jiangsu, Guangdong, and Hebei between 2025 and 2026. The company believes that its professional team, distribution network, and evolving B2B platform will support future growth.

Overview of Ridgeline International Limited

Ridgeline is a Hong Kong private company, which is a holding company of Allright and does not otherwise engage in active operations.

The unaudited consolidated financial statements of Ridgeline for the fiscal years ended March 31, 2024 and the six-month period ended September 30, 2024 are included in this proxy statement as Annex A.

Unaudited Pro Forma Combined Consolidated Condensed Financial Statements

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF SEPTEMBER 30, 2024

	Historical CJJD USD	Minus: Historical Jiuxin Investment – Divestiture (note 4(a))	Pro Forma Adjustments (note 4(b))	Post Divestiture	Historical Ridgeline- Acquisition (Unaudited) (note 4(c))	Pro Forma Adjustments (note 4(d))	Pro Forma Combined (Unaudited) USD
ASSETS
CURRENT ASSETS
Cash	18,001,171	4,710,782	—	13,290,389	1,021,292	—	14,311,681
Restricted cash	13,091,736	12,341,397	—	750,339	3,904,469	—	4,654,808
Trade accounts receivables, net	16,920,749	10,816,392	22,752,733	28,857,090	7,806,740	(3,784,181)	32,879,649
Inventories	18,774,831	8,706,475	—	10,068,356	1,376,350	—	11,444,706
Other receivables, net	2,120,851	2,291,337	9,711,076	9,540,590	179,876	—	9,720,466
Advances to suppliers, net	1,062,427	765,108	—	297,319	39,525	—	336,844
Due from related party	340,981	322,814	—	18,167	—	—	18,167
Other current assets	768,898	768,898	—	—	5,223	—	5,223
Total current assets	71,081,644	40,723,203	32,463,809	62,822,250	14,333,475	(3,784,181)	73,371,544

PROPERTY AND EQUIPMENT, net	5,011,986	5,004,848	—	7,138	4,570	—	11,708

OTHER ASSETS
Long-term investment	1,229,785	1,229,765	(20)	—	—	—	—
Farmland assets	652,470	652,470	—	—	—	—	—
Long term deposits	1,041,305	1,041,305	—	—	—	—	—
Other noncurrent assets	696,720	696,720	—	—	—	—	—
Goodwill	—	—	—	—	—	4,002,078	4,002,078
Operating lease right-of-use assets	11,420,641	11,420,641	—	—	—	—	—
Intangible assets, net	3,056,938	1,771,491	—	1,285,447	—	—	1,285,447
Total other assets	18,097,859	16,812,392	(20)	1,285,447	—	4,002,078	5,287,525
Total assets	94,191,489	62,540,443	32,463,789	64,114,835	14,338,045	217,897	78,670,777

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loan payable	284,998	284,998	—	—	—	—	—
Accounts payable, trade	27,241,130	1,178,262	—	26,062,868	7,734,225	(1,774,787)	32,022,306
Notes payable	32,689,034	30,187,902	—	2,501,132	3,869,467	—	6,370,599
Other payables	1,291,996	31,165,955	32,463,809	2,589,850	2,074,317	(2,009,394)	2,654,773
Other payables – related parties	1,986,619	1,798,642	—	187,977		—	187,977
Customer deposits	474,677	116,630	—	358,047	87,882	—	445,929
Taxes payable	509,234	(454,034)	—	963,268	(9,783)	—	953,485
Accrued liabilities	399,728	196,833	—	202,895	515	—	203,410
Current portion of operating lease liabilities	2,659,985	2,659,985	—	—	—	—	—
Total current liabilities	67,537,401	67,135,173	32,463,809	32,866,037	13,756,623	(3,784,181)	42,838,479

Long term operating lease liabilities	6,532,936	6,532,936	—	—	—	—	—
Total liabilities	74,070,337	73,668,109	32,463,809	32,866,037	13,756,623	(3,784,181)	42,838,479

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET — (Continued)
AS OF SEPTEMBER 30, 2024

	Historical CJJD USD	Minus: Historical Jiuxin Investment – Divestiture (note 4(a))	Pro Forma Adjustments (note 4(b))	Post Divestiture	Historical Ridgeline- Acquisition (Unaudited) (note 4(c))	Pro Forma Adjustments (note 4(d))	Pro Forma Combined (Unaudited) USD
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY

Preferred shares; $0.001 par value; 10,000,000 shares authorized; nil issued and outstanding	—	—	—	—	—	—	—
Ordinary shares; $0.24 par value; 150,000,000 shares authorized	1,596,979	—	(611,605)	985,374	—	534,000	1,519,374
Additional paid-in capital	92,868,406	15,469,748	(14,441,850)	62,956,808	122,278	3,927,222	67,006,308
Statutory reserves	1,309,109	1,309,109	—	—	—	—	—
Retained earnings	(75,784,338)	(26,582,685)	15,053,435	(34,148,218)	445,996	(445,996)	(34,148,218)
Accumulated other comprehensive income	1,477,869	—	—	1,477,869	13,148	(13,148)	1,477,869
Total stockholders’ equity	21,468,025	(9,803,828)	(20)	31,271,833	581,422	4,002,078	35,855,333

Noncontrolling interests	(1,346,873)	(1,323,838)	—	(23,035)	—	—	(23,035)
Total equity	20,121,152	(11,127,666)	(20)	31,248,798	581,422	4,002,078	35,832,298
Total liabilities and stockholders’ equity	94,191,489	62,540,443	32,463,789	64,114,835	14,338,045	217,897	78,670,777

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024

	Historical CJJD USD	Minus: Historical Jiuxin Investment – Divestiture (note 5(e))	Pro Forma Adjustments (note 5(f))	Post Divestiture	Historical Ridgeline- Acquisition (Unaudited) (note 5(g))	Pro Forma Adjustments (note 5(h))	Pro Forma Combined (Unaudited) USD
REVENUES, NET	71,159,724	52,057,620	43,739,018	62,841,122	44,011,252	(14,628,473)	92,223,901
COST OF GOODS SOLD	56,562,292	39,874,736	42,864,237	59,551,793	43,047,651	(14,628,473)	87,970,971
GROSS PROFIT	14,597,432	12,182,884	874,781	3,289,329	963,601	—	4,252,930
SELLING EXPENSES	14,103,893	13,495,074	—	608,819	385,302	—	994,121
GENERAL AND ADMINISTRATIVE EXPENSES	2,716,269	1,333,317	—	1,382,952	211,961	—	1,594,913
TOTAL OPERATING EXPENSES	16,820,162	14,828,391	—	1,991,771	597,263	—	2,589,034
(LOSS) INCOME FROM OPERATIONS	(2,222,730)	(2,645,507)	874,781	1,297,558	366,338	—	1,663,896
INTEREST INCOME	202,938	106,664	—	96,274	5,025	—	101,299
INTEREST EXPENSE	(4,471)	—	—	(4,471)	—	—	(4,471)
INVESTMENT LOSS	—	—	—	—	—	—	—
OTHER INCOME (EXPENSE), NET	(242,230)	(229,848)	—	(12,382)	1,447	—	(10,935)
GAIN OF DISPOSING JIUXIN INVESTMENT	—	—	15,053,435	15,053,435	—	—	15,053,435
(LOSS) INCOME BEFORE INCOME TAXES	(2,266,493)	(2,768,691)	15,928,216	16,430,414	372,810	—	16,803,224
PROVISION FOR INCOME TAXES	10,599	(4,487)	—	15,086	272	—	15,358
NET (LOSS) INCOME	(2,277,092)	(2,764,204)	15,928,216	16,415,328	372,538	—	16,787,866
ADD: NET (LOSS) ATTRIBUTABLE TO NONCONTROLLING INTEREST	—	—	—	—	—	—	—
NET (LOSS) INCOME ATTRIBUTABLE TO CHINA JO-JO DRUGSTORES, INC.	(2,277,092)	(2,764,204)	15,928,216	16,415,328	372,538	—	16,787,866

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustments	472,107	404,132	—	67,975	—	—	67,975

COMPREHENSIVE INCOME (LOSS)	(1,804,985)	(2,360,072)	15,928,216	16,483,303	372,538	—	16,855,841

WEIGHTED AVERAGE NUMBER OF SHARES:
Basic	5,378,226	—	—	5,378,226	—	—	5,378,226
Diluted	5,378,226	—	—	5,378,226	—	—	5,378,226

EARNINGS PER SHARES:
Basic	(0.42)	—	—	3.05	—	—	3.12
Diluted	(0.42)	—	—	3.05	—	—	3.12

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2024

	Historical CJJD (Audited) USD	Minus: Historical Jiuxin Investment – Divestiture (note 5(e))	Pro Forma Adjustments (note 5(f))	Post Divestiture	Historical Ridgeline- Acquisition (Unaudited) (note 5(g))	Pro Forma Adjustments (note 5(h))	Pro Forma Combined (Unaudited) USD
REVENUES, NET	154,541,077	107,536,353	76,989,329	123,994,053	78,360,705	(39,101,478)	163,253,280
COST OF GOODS SOLD	123,432,529	81,645,899	75,449,543	117,236,173	77,016,398	(39,101,478)	155,151,093
GROSS PROFIT	31,108,548	25,890,454	1,539,786	6,757,880	1,344,307	—	8,102,187
SELLING EXPENSES	27,385,587	26,451,365	—	934,222	865,221	—	1,799,443
GENERAL AND ADMINISTRATIVE EXPENSES	7,257,524	3,687,495	—	3,570,029	305,876	—	3,875,905
TOTAL OPERATING EXPENSES	34,643,111	30,138,860	—	4,504,251	1,171,097	—	5,675,348
(LOSS) INCOME GAIN FROM OPERATIONS	(3,534,563)	(4,248,406)	1,539,786	2,253,629	173,210	—	2,426,839
INTEREST INCOME	516,637	271,642	—	244,995	1,757	—	246,752
INTEREST EXPENSE	(13,604)		—	(13,604)	—	—	(13,604)
INVESTMENT LOSS	(1,607,537)	2,581	—	(1,610,118)	—	—	(1,610,118)
OTHER INCOME (EXPENSE), NET	467,687	512,111	—	(44,424)	8,699	—	(35,725)
GAIN OF DISPOSING JIUXIN INVESTMENT	—	—	11,984,140	11,984,140	—	—	11,984,140
(LOSS) INCOME BEFORE INCOME TAXES	(4,171,380)	(3,462,072)	13,523,926	12,814,618	183,666	—	12,998,284
PROVISION FOR INCOME TAXES	62,862	104,225		(41,363)	27,427	—	(13,936)
NET (LOSS) INCOME	(4,234,242)	(3,566,297)	13,523,926	12,855,981	156,239	—	13,012,220
ADD: NET (LOSS) INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	(14)	(14)		—	—	—	—
NET (LOSS) INCOME ATTRIBUTABLE TO CHINA JO-JO DRUGSTORES, INC.	(4,234,228)	(3,566,283)	13,523,926	12,855,981	156,239	—	13,012,220

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustments	(729,373)	(614,317)	—	(115,056)	—	—	(115,056)

COMPREHENSIVE (LOSS) INCOME	(4,963,615)	(4,180,614)	13,523,926	12,740,925	156,239	—	12,897,164

WEIGHTED AVERAGE NUMBER OF SHARES:
Basic	1,444,263	—	—	1,444,263	—	—	1,444,263
Diluted	1,444,263	—	—	1,444,263	—	—	1,444,263

EARNINGS PER SHARES:
Basic	(2.93)	—	—	8.90	—	—	9.01
Diluted	(2.93)	—	—	8.90	—	—	9.01

Note 1 — Description of The Transaction

On November 11, 2024, China Jo-Jo Drugstores, Inc. (“CJJD” or the “Company”) entered into an equity exchange agreement with Mr. Lei Liu, the CEO, Chairman of Board and a major shareholder of the Company, Ms. Li Qi, a director and a shareholder of the Company, and Mr. Lingtao Kong, the sole shareholder of Ridgeline International Limited (“Ridgeline”). Pursuant to the Term Sheet, CJJD will cause its wholly-owned subsidiary, Renovation Investment (Hong Kong) Co., Ltd. (“Renovation”), transfer all Renovation’s ownership interests in Zhejiang Jiuxin Investment Management Co. Ltd. (“Jiuxin Investment”) to Oakview International Limited (or another entity designated by Mr. Liu and Ms. Qi), in exchange for all ordinary shares of CJJD held by Mr. Liu, Ms. Qi, and their affiliates, totaling 2,548,353 ordinary shares, which represent approximately 41% of outstanding ordinary shares of CJJD prior to giving effect to the Transactions (as defined below). This contemplated equity exchange is referred to as the “Divestiture of Jiuxin Investment,” or “Divestiture.”

Additionally, pursuant to the Term Sheet, Mr. Kong will transfer all his ownership interests in Ridgeline, which owns 100% of the equity interests in Allright (Hangzhou) Internet Technology Co., Ltd. (“Allright”), to CJJD, in exchange for the issuance of 2,225,000 ordinary shares of CJJD to Mr. Kong (or another person or entity designated by Mr. Kong), representing approximately 38% of issued and outstanding ordinary shares of CJJD following the Transactions. This contemplated equity exchange is referred to as the “Acquisition of Ridgeline,” or “Acquisition.”

On January 31, 2025, the parties to the Term Sheet entered into the Equity Exchange Agreement for the Divestiture and the Equity Exchange Agreement for the Acquisition, setting forth the terms agreed upon in the Term Sheet.

The Divestiture of Jiuxin Investment and the Acquisition of Ridgeline are each referred to as a “Transaction.” The parties expect that the consummation of each Transaction will be contingent upon the consummation of the other Transaction, and the closings of both Transactions shall occur simultaneously or as closely together as practical.

Note 2 — Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial statements have been derived from the audited historical consolidated financial statements of CJJD and the unaudited historical consolidated financial statements of Ridgeline. Certain financial statement line items included in Ridgeline’s historical presentation have been disaggregated or condensed to conform to the corresponding financial statement line items included in CJJD’s historical presentation. The unaudited pro forma condensed combined financial statements have been prepared as a business combination using the acquisition method, with CJJD treated as the acquirer for accounting purposes.

The Divestiture of Jiuxin Investment will be achieved through CJJD’s divestiture of 100% of the equity interests in Jiuxin Investment and its subsidiaries and controlled VIEs to certain holders of CJJD’s ordinary shares as of the close of business on the distribution date. The historical financial results of Jiuxin Investment for periods prior to the distribution date are reflected in the unaudited pro forma condensed combined financial statements as discontinued operations under the guidance of ASC 205.

The pro forma adjustments do not include any transaction costs that may be associated with the Transactions, as the amounts are not deemed to be material.

The Acquisition of Ridgeline is reflected in the unaudited pro forma condensed combined financial statements as an acquisition of Ridgeline by CJJD using the acquisition method of accounting in accordance with business combination accounting guidance under U.S. GAAP. For the purpose of measuring the estimated fair value of the assets acquired and liabilities assumed, CJJD has applied accounting guidance for fair value measurements under U.S. GAAP. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The fair value measurements utilize estimates based on key assumptions in connection with the share exchange, including historical and current market data. The unaudited pro forma adjustments included herein are preliminary and subject to revision at the effective time of the Acquisition of Ridgeline as additional information becomes available and further valuation work is performed. The final purchase price allocation will be determined after the completion of the Acquisition of Ridgeline, and the final allocations may differ materially from those presented.

Note 3 — Accounting Policies

As part of preparing these unaudited pro forma condensed combined financial statements, CJJD conducted an initial review of the accounting policies of Ridgeline to determine if differences in accounting policies require reclassification of results of operations or reclassification of assets or liabilities to conform to CJJD’s accounting policies and classifications. During the preparation of these unaudited pro forma condensed combined financial statements, CJJD did not become aware of any material differences between accounting policies of CJJD and Ridgeline except for certain reclassifications necessary to conform Ridgeline’s classification to CJJD’s financial statement presentation.

The pro forma financial data may not reflect all reclassifications necessary to conform CJJD’s presentation to that of Ridgeline due to limitations on the availability of information as of the date of the proxy statement in which these unaudited pro forma condensed combined financial statements are included. After completion of the Acquisition of Ridgeline, CJJD will further review Ridgeline’s accounting policies. As a result of that review, CJJD may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on the combined financial statements.

Note 4 — Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The following pro forma adjustments are based on preliminary estimates, which may change significantly as additional information is obtained and additional analyses are performed:

(a)     Reflects the sale of tangible and intangible assets, properties and rights pursuant to the Divestiture of Jiuxin Investment. Pursuant to the terms of the Divestiture of Jiuxin Investment, CJJD will sell all of Jiuxin Investment’s assets and assign all of the associated liabilities;

(b)    Reflects: (i) the settlement upon consummation of the Divestiture of all intercompany balances between CJJD and Jiuxin Investment; (ii) cancellation of approximately $5.25 million of CJJD’s 2,548,353 ordinary shares held by Mr. Liu, Ms. Qi, and their affiliates as consideration of the Divestiture of Jiuxin Investment, as determined below;

Regarding item (ii) above, based on the share price of $2.06 as of November 11, 2024, the date on which the parties executed the Term Sheet, the 2,548,353 ordinary shares to be canceled in the Divestiture were valued at approximately $5.25 million.

(c)     Reflects the Acquisition of Ridgeline’s tangible and intangible assets, properties and rights;

(d)    reflects the settlement upon consummation of the Acquisition of all intercompany balances between CJJD and Ridgeline and issuance of approximately $4.58 million of our 2,225,000 ordinary shares as a consideration of the Acquisition of Ridgeline, as determined below.

Based on the share price of $2.06 on November 11, 2024, the 2,225,000 ordinary shares to be issued in the Acquisition were valued at approximately $4.58 million.

Note 5 — Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The following pro forma adjustments are based on preliminary estimates, which may change significantly as additional information is obtained and additional analyses are performed. The pro forma transaction adjustments included in the unaudited pro forma combined statement of operations are as follows:

(e)     Reflects the removal of Jiuxin Investment’s historical operations pursuant to the Divestiture of Jiuxin Investment;

(f)     Reflects the sales revenues from Zhejiang Jiuxin Medicine Co., Ltd. (“Jiuxin Medicine”), a directly-owned subsidiary of Revocation, to Jiuxin Investment and its controlled VIEs, including Hangzhou Jiuzhou Grand Pharmacy Chain Co., Ltd. (“Jiuzhou Pharmacy”) and several clinics. These revenues were eliminated in the audited consolidated historical financial statements of CJJD. After giving effect to the Divestiture of Jiuxin Investment, the internal sales from Jiuxin Medicine to Jiuzhou Pharmacy become the sales to a third party, and as a result, these revenues are added back in the unaudited pro forma financial statement (see also a detailed discussion of CJJD’s historical revenue sources and the impact of the Transactions on its State of Operations below);

(g)    Reflects the consolidation of Ridgeline’s historical operations pursuant to the Acquisition of Ridgeline;

(h)    Reflects the elimination of sales between Jiuxin Medicine and Ridgeline, including revenue of approximately $11.22 million from Jiuxin Medicine’s sale to Ridgeline and revenue of approximately $3.41 million from Ridgeline’s sale to Jiuxin Medicine for the six months ended September 30, 2024 and revenue of approximately $31.10 million from Jiuxin Medicine’s sale to Ridgeline and revenue of approximately $8.00 million from Ridgeline’s sale to Jiuxin Medicine for the year ended March 31, 2024. These sales revenues and costs are eliminated in the unaudited pro forma financial statement since Ridgeline will be consolidated into CJJD’s financial statements after giving effect to the Acquisition (see also a detailed discussion of CJJD’s historical revenue sources and the impact of the Transactions on its State of Operations below).

CJJD currently operates in three business segments in China: (1) retail drugstores, (2) online pharmacy and (3) wholesale of products similar to those that we carry in our pharmacies.

The physical pharmacies sell prescription drugs, over-the-counter (“OTC”) drugs, traditional Chinese medicine, nutritional supplements, medical devices and sundry products. Revenue from sales of prescription medicine at drugstores is recognized when the prescription is filled and the customer picks up and pays for the prescription. Revenue from sales of other merchandise at drugstores is recognized at the point of sale, which is when a customer pays for and receives the merchandise. Additionally, several onsite clinics adjacent to pharmacies provide limited medical services. Revenue from medical services is recognized after the service has been rendered to a customer. As revenue from medical services is minimal compared to pharmacy retail sales, it is included as part of the pharmacy retail sales.

Revenue from online pharmacy sales is recognized when merchandise is shipped to customers. While most deliveries take one day, certain deliveries may take longer depending on a customer’s location. Any loss caused in a shipment will be reimbursed by the Company’s courier company.

Jiuxin Medicine purchases medicine in quantity and distributes products primarily to local pharmacies and medical products dealers. Revenue from sales of merchandise to non-retail customers is recognized when the merchandise is transferred to customers. Historically, sales returns have been minimal.

Jiuzhou Pharmacy and its clinics which operates the retail pharmacies and online pharmacy are VIEs controlled by Jiuxin Investment and are included in the Divestiture of Jiuxin Investment.

The pro forma adjustments to the Statement of Operations reflecting the impact of the Divestiture of Jiuxin Investment are calculated as follows:

For the six months ended September 30, 2024	Historical Jiuxin Investment (Unaudited)*	Addback: Internal Sales**	Total***
Revenue	$(52,057,620)	$43,739,018	$(8,318,602)
Cost of goods	(39,874,736)	42,864,237	2,989,501
Gross profit	$(12,182,884)	$874,781	$(11,308,103)
For the year ended March 31, 2024	Historical Jiuxin Investment (Audited)*	Addback: Internal Sales**	Total***
Revenue	$(107,536,353)	$76,989,329	$(30,547,024)
Cost of goods	(81,645,899)	75,449,543	(6,196,356)
Gross profit	$(25,890,454)	$1,539,786	$(24,350,668)

____________

*        The column represents the removal of Jiuxin Investment and its controlled VIEs such as Jiuzhou Pharmacy and several clinics after the Divestiture,

**      The internal sales represent the sales revenues from Jiuxin Medicine to Jiuzhou Pharmacy and several onsite clinics and were eliminated in the audited consolidated historical financial statements of CJJD. After disposing Jiuxin Investment, the internal sales to Jiuzhou Pharmacy become the sales to a third party, and as a result, they are added back in the unaudited pro forma financial statements.

***    The column displays the combined effect of both deduction of Historical Jiuxin Investment and addback of internal sales.

The pro forma adjustments to the Statement of Operations reflecting the impact of the Acquisition of Ridgeline are calculated as follows:

For the six months ended September 30, 2024	Historical Ridgeline- Acquisition (Unaudited)	Elimination of Internal Sale	Reclassification Adjustments	Subtotal
Revenue	$44,011,252	$(14,628,473)	$—	$29,382,779
Cost of goods	43,047,651	(14,482,188)	(146,285)	28,419,178
Gross profit	$963,601	$(146,285)	$146,285	$963,601
For the year ended March 31, 2024	Historical Ridgeline- Acquisition (Unaudited)	Elimination of Internal Sale	Reclassification Adjustments	Subtotal
Revenue	$78,360,705	$(39,101,478)	$—	$39,259,227
Cost of goods	77,016,398	(38,710,463)	(391,015)	37,914,920
Gross profit	$1,344,307	$(391,015)	$391,015	$1,344,307

The two adjustments are combined in the Pro Forma but are presented separately in the above table to accurately reflect the true gross profit from internal transactions.

The internal sales includes revenue of approximately $11.22 million from Jiuxin Medicine’s sale to Ridgeline and revenue of approximately $3.41 million from Ridgeline’s sale to Jiuxin Medicine for the six months ended September 30, 2024 and revenue of approximately $31.10 million from Jiuxin Medicine’s sale to Ridgeline and revenue of approximately $8.00 million from Ridgeline’s sale to Jiuxin Medicine for the year ended March 31, 2024. These sales revenues and costs are eliminated in the unaudited pro forma financial statement since Ridgeline will be consolidated into CJJD’s financial statements after giving effect to the Acquisition.

Risk Factors Associated with Transactions

There is no guarantee that the Transactions will be completed. Failure to complete the Transactions could negatively impact our share price and our future business and financial results.

The completion of the Transactions is subject to several material conditions, including obtaining necessary shareholder approvals and meeting other closing conditions provided in the Equity Exchange Agreements including obtaining confirmation from Nasdaq that the Transactions do not constitute a change of control requiring the post-Transactions Company to meet the initial listing requirements, or, if so, that the Company has received approval for the initial listing application for the post-Transactions Company. There is no assurance that these conditions will be satisfied or waived, and we cannot guarantee the Transactions will be completed.

If the Transactions are not completed, our business, financial condition, and share price could be adversely affected. Additionally, if the Equity Exchange Agreements are terminated under certain circumstances, we may incur significant expenses related to the Transactions without the ability to recover these costs. Furthermore, the failure to complete the Transactions could result in the diversion of management’s attention from ongoing operations and other business opportunities, potentially causing further adverse effects on our business, operations, and financial results.

The Transactions involve integration risks, and the anticipated benefits may not be realized.

The success of the Transactions depends on our ability to effectively integrate Allright’s business with our existing operations and fully realize the anticipated benefits and synergies from the combination. This integration process may be complex and challenging, potentially resulting in disruptions to our operations, loss of key personnel, increased costs, or the inability to achieve the expected efficiencies.

Even if integration efforts are successful, the anticipated benefits, such as enhanced profitability, operational efficiencies, and increased shareholder value, may not be fully realized or may take longer to achieve than expected. Failure to achieve these benefits could materially and adversely affect our revenues, expenses, and overall financial results.

Additionally, some shareholders of either CJJD or Allright may not be satisfied with the terms or outcomes of the Transactions and could initiate legal actions, increasing the risk of litigation. Such disputes could divert management’s attention, result in additional legal costs, and further delay or complicate the integration process, potentially reducing the overall benefits of the Transactions.

We have incurred, and will continue to incur, costs related to the Transactions, including legal, accounting, financial advisory, and integration planning fees. If the Transactions are not completed, these costs may not be recoverable, further straining our financial resources. Additionally, ongoing expenses related to integration efforts and potential litigation could reduce the financial benefits of the Transactions.

Uncertainty associated with the Transactions could disrupt business relationships and affect employee retention.

Uncertainty regarding the Transactions may disrupt relationships with key customers, suppliers, and other business partners. Parties doing business with the Company or Allright may delay or reconsider transactions due to uncertainty about the post-Transactions structure and operations.

Additionally, the Transactions may create uncertainty among employees, potentially impacting retention and morale. Employees of CJJD and Allright may experience uncertainty about their future roles, which could lead to the departure of key personnel. If we fail to retain critical employees, our ability to achieve the anticipated benefits of the Transactions could be adversely affected.

The market price of our ordinary shares may decline following the Transactions.

The combination of CJJD and Allright may be subject to risks associated with the integration process, market reactions, and other external factors. If we fail to meet market expectations regarding the financial and operational benefits of the Transactions, or if the integration process encounters significant challenges, the market price of our ordinary shares may decline.

The valuation analysis supporting the Transactions is subject to limitations and assumptions.

Any financial analyses management has conducted supporting the Transactions rely on assumptions and limitations that may not fully capture changes in market conditions, operations, or other relevant factors. If actual conditions differ materially from the assumptions used in the analysis, the valuation of the Transactions may no longer reflect their true impact on our financial performance and shareholder value.

The Company may face challenges in recovering accounts receivable from the Divested Retail Entities (as defined below) following the Divestiture and in maintaining the supply relationship with Oakview.

Historically, the Company has conducted its Retail Business through Jiuxin Investment and its VIEs, including Jiuzhou Pharmacy and several associated clinics (collectively, the “Divested Retail Entities”). Wholesale transactions involving pharmaceutical products from Jiuxin Medicine, another subsidiary of the Company, to the Divested Retail Entities have been consolidated within the Company’s group financial statements.

Following the Transactions, including the Divestiture, these historical intercompany balances will be reclassified as third-party balances. The Divested Retail Entities are expected to have accounts payable to the Company totaling $13.8 million. There is a risk that these receivables may not be fully collected, which could adversely impact the Company’s financial position and liquidity.

Additionally, while the Divested Retail Entities are required by the Equity Exchange Agreement for Divestiture to enter into a long-term supply agreement with Company on or within 15 business days after the closing date in form and substance reasonably satisfactory to the parties relating to the supply by CJJD or its subsidiary of pharmaceutical and other healthcare products to the Divested Retail Entities, there is no guarantee that the supply relationship will continue as expected. Any disruption or termination of this relationship could result in a loss of revenue from sales to the Divested Retail Entities, further affecting the Company’s financial results and operational stability.

MATTERS SUBMITTED FOR SHAREHOLDER APPROVAL

NO. 1 — THE DIVESTITURE PROPOSAL

The information included under the “Transactions” discussed above regarding the Divestiture is incorporated herein by reference.

The approval of this Divestiture Proposal is conditioned upon the approval of the Acquisition Proposal.

Vote Required and Board of Directors’ Recommendation

The affirmative vote of a majority of the votes cast by shareholders present in person or by proxy and entitled to vote at the Annual General Meeting will be required to pass the ordinary resolution approving this Divestiture Proposal. Mr. Liu and Ms. Qi have agreed that the Liu and Qi Parties will abstain from voting on the Divestiture Proposal.

The Special Committee of the Board of Directors recommends a vote “FOR” the approval of the Divestiture Proposal.

The full text of the resolution to be voted upon at the Annual General Meeting in respect of the Divestiture Proposal is as follows:

“RESOLVED, as an ordinary resolution, subject to approval of the Acquisition Proposal, that the transactions contemplated by the Equity Exchange Agreement, dated January 31, 2025, by and among the Company, its wholly-owned subsidiary, Renovation Investment (Hong Kong) Co., Ltd., a Hong Kong private company (“Renovation”), Lei Liu, Chief Executive Officer and Chairman of the Board of the Company and Li Qi, a director of the Company, and Oakview International Limited, a Hong Kong private company co-owned by Mr. Liu and Ms. Qi (“Oakview”, collectively with Mr. Liu and Ms. Qi, the “Liu and Qi Parties”), pursuant to which the Company and Renovation agreed to sell all the ownership interests in Zhejiang Jiu Xin Investment Management Co. Ltd., a Chinese limited liability company wholly owned by Renovation, to Oakview in exchange for all ordinary shares of the Company owned by the Liu and Qi Parties and their affiliates, be and hereby is approved, ratified and confirmed in all respects.”

NO. 2 — THE ACQUISITION PROPOSAL

The information included under the “Transactions” discussed above regarding the Acquisition is incorporated herein by reference.

Nasdaq Listing Rule 5635(a)(1) requires a company listed on Nasdaq to obtain shareholder approval prior to the issuance of common stock, among other things, in connection with the acquisition of the stock or assets of another company, if the number of shares of common stock to be issued is equal to or in excess of 20% of the number of shares of common stock then outstanding. The potential issuance of the Company’s ordinary shares in the Acquisition will exceed the 20% threshold under the Nasdaq Listing Rules. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(a)(1), the Company must obtain the approval of its shareholders for the issuance of these shares in the Acquisition.

Nasdaq Listing Rule 5635(b) requires a company listed on Nasdaq to obtain shareholder approval prior to an issuance of securities that will result in a “change of control” of the company. Although Nasdaq has not adopted any rule as to what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(b), the Company must obtain the approval of its shareholders for the potential change in control of the Company resulting from the Acquisition.

The approval of this Acquisition Proposal is conditioned upon the approval of the Divestiture Proposal.

Vote Required and Board of Directors’ Recommendation

The affirmative vote of a majority of the votes cast by shareholders present in person or by proxy and entitled to vote at the Annual General Meeting will be required to pass the ordinary resolution approving this Acquisition Proposal.

The Special Committee of the Board of Directors recommends a vote “FOR” the approval of the Acquisition Proposal.

The full text of the resolution to be voted upon at the Annual General Meeting in respect of the Acquisition Proposal is as follows:

“RESOLVED, as an ordinary resolution, subject to approval of the Divestiture Proposal, that the transactions including the issuance of ordinary shares, contemplated by the Equity Exchange Agreement, dated January 31, 2025, by and among the Company, Lingtao Kong, and Ridgeline International Limited, a Hong Kong private company (“Ridgeline”) wholly owned by Mr. Kong, pursuant to which Mr. Kong will sell all the ownership interests in Ridgeline to the Company in exchange for the issuance of 2,225,000 ordinary shares to Mr. Kong or his designee, be and hereby is approved, ratified and confirmed in all respects.”

NO. 3 — THE NAME CHANGE PROPOSAL

Pursuant to the Equity Exchange Agreements, following the consummation of the Transactions, the Company is required to change its corporate name to “Ridgetech, Inc.” The current name of the Company is the trade name used by the Retail Business to be divested; therefore, to avoid confusion, the post-Transactions Company will require a distinct name.

The approval of this Name Change Proposal is conditioned upon the approval of the Divestiture Proposal and the Acquisition Proposal.

Vote Required and Board of Directors’ Recommendation

The affirmative vote of not less than two-thirds of the votes cast by shareholders present in person or by proxy and entitled to vote at the Annual General Meeting will be required to pass the special resolution approving this Name Change Proposal.

The Board of Directors recommends a vote “FOR” the approval of the Name Change Proposal.

The full text of the resolution to be voted upon at the Annual General Meeting in respect of the Name Change Proposal is as follows:

“RESOLVED, as a special resolution, that subject to approval by the Company’s shareholders of the Divestiture Proposal and the Acquisition Proposal and with effect immediately following closing of the Transactions, the Company change its corporate name from ‘China Jo-Jo Drugstores, Inc.’ to ‘Ridgetech, Inc.’, and the Company’s Third Amended and Restated Memorandum of Association and Articles of Association be altered such that all references to ‘China Jo-Jo Drugstores, Inc.’ be deleted and replaced with ‘Ridgetech, Inc.’”

NO. 4 — THE DIRECTOR ELECTION PROPOSAL

Under the Company’s Third Amended and Restated Memorandum of Association and Articles of Association, the number of directors of the Company shall not be less than two. There shall be no maximum number of directors unless otherwise determined from time to time by the shareholders in general meeting. The Company may from time to time in general meeting by ordinary resolution increase or reduce the number of directors but so that the number of directors shall never be less than two. Vacancies on the Board may be filled by persons elected by the affirmative vote of a majority of the remaining directors. A director elected by the Board to fill a vacancy shall serve until the next annual meeting (or until such director’s earlier death, resignation, removal by an ordinary resolution or removal by a resolution of all the remaining Directors).

The directors of the Company do not have a definite term of office, and each director will serve until the next annual meeting and until the director’s successor is elected and qualified. The Nominating Committee of the Board, comprising of four independent directors, will consider director candidates recommended by shareholders. The Nominating Committee does not intend to alter the manner in which it evaluates candidates based on whether or not the candidate was recommended by a shareholder, except that the Nominating Committee may consider the size and duration of the shareholdings of the recommending shareholder in relation to the total outstanding shares of the Company, and the extent to which the recommending shareholder intends to continue holding its interest in the Company. To nominate a director, shareholders must submit such nomination in writing to our Secretary at 4th Floor, Building 5, Renxin Yaju, Gong Shu District, Hangzhou City, Zhejiang Province, P. R. China, 310014.

Currently, the Board consists of five directors. If the Transactions are consummated, the Board is expected to leave one seat vacant following Mr. Liu and Ms. Qi’s resignations.

All of the Company’s directors are expected to attend the Annual General Meeting, unless unusual circumstances would prevent such attendance.

The approval of the Director Election Proposal concerning Mr. Kong’s election is conditioned upon the approval of the Divestiture Proposal and the Acquisition Proposal.

Vote Required and Board of Directors’ Recommendation

The affirmative vote of a majority of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Annual General Meeting will be required to approve the resolution approving the Director Election Proposal.

The Board of Directors recommends a vote “FOR” the approval of the election of each director nominee at the Annual General Meeting.

INFORMATION ABOUT THE NOMINEES

Name	Age(1)	Position	Served From
Lingtao Kong	34	Chairman of the Board
Caroline Wang(2)(3)(4)	36	Director	March 29, 2017
Jiangliang He(2)(3)(4)	61	Director	September 4, 2018
Genghua Gu(2)(3)(4)	73	Director	March 28, 2014

____________

(1)      As of the date of this proxy statement.

(2)      Member of the Audit Committee.

(3)      Member of the Compensation Committee.

(4)      Member of the Nominating Committee.

Lingtao Kong, Chairman of the Board

Mr. Kong will serve as the Chairman of our Board of Directors following the consummation of the Transactions. Since September 2014, Mr. Kong has been serving at the Hong Kong subsidiary of a large energy group, where he has successively held the position of Deputy Director in the Finance Department. His primary responsibilities include resource trading, overseas investment, and financing activities. Since the inception of Ridgeline in 2023, Mr. Kong has served as its sole director. After Ridgeline’s acquisition of Allright, he has been actively involved in Allright’s strategic planning and business development, either directly or through delegating responsibilities to Allright’s general manager. Beyond his experience in the energy industry, Mr. Kong has extensive expertise in wholesaling and e-commerce, particularly in cross-border e-commerce and the logistics industry. Additionally, since 2008, he has been a successful investor in the pharmaceutical sector and several reputable high-tech companies.

Mr. Kong holds a Master of Science in Engineering Enterprise Management from the Hong Kong University of Science and Technology and a Bachelor of Commerce from the University of Alberta. He also holds the professional title of Intermediate Economist.

Caroline Wang, Independent Director

Ms. Wang has been a member of our Board since March 29, 2017. Since May 2017, Ms. Wang has been an investment manager with Zhejiang Provincial Financial Holdings Co., Ltd. From October 2015 to April 2017, Ms. Wang has been a project manager with JC Group, a comprehensive industrial financial group which serves the “city management”, performing internal audit and projects management for a variety of financial products. Prior to that, Ms. Wang served as an assistant CFO of Kandi Technologies Group, Inc. (NASDAQ:KNDI), a company engaged in the research, development, manufacturing, and sales of vehicle products. She was primarily responsible for the consolidation of financial reports and internal control audits. From 2012 to 2015, Ms. Wang was an audit department assistant manager with KPMG Huazhen LLP Hangzhou Branch, conducting financial reporting audits and internal control audits for listing companies, as well as providing audit service to pre-IPO companies. None of these companies is related to or affiliated with the registrant. Ms. Wang holds a master’s degree in public administration from London School of Economics and Political Science, and a bachelor’s degree in finance from Beijing Language and Culture University. The Board has determined that Ms. Wang has the qualifications to serve as a member of the Board given her extensive financial, accounting and auditing experiences, as well as her English and Chinese bilingual capabilities, which facilitates the Board’s supervision of management.

Jiangliang He, Independent Director

Mr. He has been a member of our Board since September 4, 2018. He has extensive experiences as an attorney. Mr. He has served as a partner in Dentons China, a large law firm with a presence in approximately 45 cities in China, since August 2008. From July 1997 to July 2008, he was a partner in the Zhejiang Jiuyao law firm. From July 1984 to June 1997, he was a professor at Hangzhou School of Law. Mr. He received his bachelor’s degree in law from Beijing University. The Board believes his knowledge and experiences in law helps the Board have a good corporate governance.

Genghua Gu, Independent Director

Dr. Gu is a retired physician, professor and published scientific researcher in the field of stomatology. From 2003 to 2013, Dr. Gu was a member of the Standing Committee of Zhejiang Province Political Consultative Conference. From 2000 to 2009, Dr. Gu was the Vice President of the Women’s Hospital of Zhejiang University’s School of Medicine (the “School of Medicine”), where, in addition to being a chief physician, professor and researcher, he was also in charge of logistics and financial managements as part of the hospital’s management. From 1998 to 2000, Dr. Gu was the Vice President of the Second Affiliate Hospital of the School of Medicine (the “Affiliate Hospital”), where, in addition to his medical, teaching and research duties, he was also in charge of the hospital’s logistics. From 1995 to 1998, Dr. Gu served as the Deputy Magistrate with the Shuichang County Government in Zhejiang Province, in charge of the county’s culture, education and hygiene programs. From 1988 to 1995, Dr. Gu was the Head of the Medical Department at the Affiliate Hospital and was involved in planning and management of the medical department. Dr. Gu served as an oral surgeon from 1977 to 1988 at the Affiliate Hospital. Dr. Gu graduated from Shanghai Jiaotong University’s School of Medicine, Department of Stomatology in 1977. The Board has determined that Dr. Gu should serve as a director given his extensive medical and scientific research experiences, as well as his government and hospital management and logistics experiences.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Our Board will consist of five members following the consummation of the Transactions. Our Third Amended and Restated Memorandum of Association and Articles of Association provide that our directors will hold office until the annual meeting of shareholders or until their successors have been elected and qualified. Our Board is responsible for the business and affairs of the Company and considers various matters that require its approval.

Independence of the Board

We are required to comply with the Nasdaq listing standards, under which a majority of the members of a listed company’s board of directors must qualify as “independent,” as affirmatively determined by the board of directors. The Board consults with the Company’s counsel to ensure that the Board’s determination is consistent with relevant securities and other laws and regulations regarding the definition of “independent,” including those set forth in pertinent listing standards of the Nasdaq, as in effect from time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and the Company, our senior management and our independent registered public accounting firm, the Board has affirmatively determined that the following directors and nominees are independent directors within the meaning of the Nasdaq listing standards: Ms. Caroline Wang, Mr. Jiangliang He, and Dr. Genghua Gu are independent directors.

Code of Ethics and Business Conduct

The Company’s Code of Ethics, which applies to all officers, directors and employees, was adopted by the Board on March 15, 2010. The Code of Ethics was filed as Exhibit 14 to the Company’s predecessor’s Current Report on Form 8-K filed with the SEC on March 23, 2010, a copy of which is available on our website at http://www.chinajojodrugstores.com under the tabs “Investor” — “Corporate Governance” — “Governance Documents”.

Meetings of the Board

During the fiscal year ended March 31, 2024, the Board met twice and took action by unanimous written resolution three times.

Information regarding Committees of the Board

The Board has three committees: the Audit Committee, the Compensation Committee and the Nominating Committee. The following table provides membership and meeting information for these committees for the fiscal year ended March 31, 2024.

Name	Audit		Compensation		Nominating
Caroline Wang(2)	X	(1)	X		X
Jiangliang He	X		X	(1)	X
Genghua Gu	X		X		X	(1)

Total meetings in year ended March 31, 2024	1		1		1

Total actions by unanimous written consent in year ended March 31, 2024	1		0		0

____________

(1)      Committee chairperson.

(2)      “Audit committee financial expert” within the meaning of Item 407(d)(5)(ii) and (iii) of Regulation S-K promulgated under the Exchange Act. Effective March 29, 2017, Caroline Wang was elected as a member of the Board and is qualified as audit committee financial expert within the meaning under Regulation S-K.

Below is a description of each committee as it is presently constituted. The Board has determined that each current member of each committee meets the applicable SEC and Nasdaq rules and regulations regarding “independence” and that each member is free of any relationship that would impair his or her individual exercise of independent judgment with regard to the Company.

Audit Committee

The Audit Committee was established in accordance with Section 3(a)(58)(a) of the Exchange Act to oversee the Company’s corporate accounting and financial reporting processes and audits of its financial statements. The Audit Committee operates under a written charter, a copy of which is available on our website at http://www.jiuzhou360.com under the tabs “For Investor” — “Corporate Governance” — “Committee Charters”, and is composed of three (3) of our independent directors. Our Board of Directors has determined, based on information furnished by Ms. Caroline Wang and other available information, that she meets the requirements of an “audit committee financial expert” as that term is defined in the rules promulgated under the Securities Act and the Exchange Act, and has accordingly designated her as such. Our Board of Directors has also appointed her the chairperson of the committee.

The Audit Committee assists the Board oversight of (i) the integrity of the Company’s financial statements, (ii) the Company’s compliance with legal and regulatory requirements, (iii) the independent auditor’s qualifications and independence, and (iv) the performance of the Company’s internal audit function and independent auditor, and prepares the report that the SEC requires to be included in the Company’s annual proxy statement.

Report of the Audit Committee

The Audit Committee oversees the Company’s financial reporting process on behalf of the Board. The Audit Committee operates under a written charter approved by the Board. The charter provides, among other things, that the Audit Committee has full authority to engage the independent auditor. In discharging its oversight responsibilities regarding the audit process, the Audit Committee:

•        reviewed and discussed the audited financial statements with management;

•        discussed with the independent auditors the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T;

•        received the written disclosures and the letter from the independent auditors required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the Audit Committee concerning independence, and discussed with the independent accountant the independent accountant’s independence; and

•        based on the review and discussions referred to above, recommended to the Board that the audited financial statements be included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024, as filed with the Securities and Exchange Commission.

Respectfully submitted,

The Audit Committee of the Board

/s/ Caroline Wang, Chairperson of the Audit Committee

/s/ Jiangliang He, Member of the Audit Committee

/s/ Genghua Gu, Member of the Audit Committee

The foregoing Audit Committee Report does not constitute soliciting material or to be “filed” with the Commission or subject to Regulation 14A or 14C (17 CFR 240.14a-1 through 240.14b-2 or 240.14c-1 through 240.14c-101), other than as provided in Item 407 of Regulation S-K, or to the liabilities of section 18 of the Exchange Act (15 U.S.C. 78r) and shall not be deemed filed or incorporated by reference into any other filing of our company under the Securities Act or the Exchange Act, except to the extent we specifically incorporate this Audit Committee Report by reference therein.

Compensation Committee

Our Compensation Committee operates under a written charter, a copy of which is available on our website at http://www.jiuzhou360.com under the tabs “For Investor” — “Corporate Governance” — “Committee Charters”, and is made up of three (3) of our independent directors. Mr. Jiangliang He chairs our Compensation Committee, leading it to oversee and, as appropriate, make recommendations to the Board regarding the annual salaries and other compensation of our executive officers and our employees, and other employee policies. The committee also provides assistance and recommendations with respect to our compensation policies and practices.

Nominating Committee

Our Nominating Committee operates under a written charter, a copy of which is available on our website at http://www.jiuzhou360.com under the tabs “For Investor” — “Corporate Governance” — “Committee Charters”, and is made up of our four (4) independent directors. Dr. Genghua Gu is the chairperson of the committee. Our Nominating Committee assists the Board in the selection of director nominees, approves director nominations to be presented for shareholder approval at our annual general meeting, fills any vacancies on our Board of Directors, considers any nominations of director candidates validly made by shareholders, and reviews and considers developments in corporate governance practices.

Each of the five nominees for election as a director named in this proxy statement were unanimously recommended by the Nominating Committee for submission to the shareholders of the Company as the Board’s nominees.

Shareholder Communications with the Board

Due to the infrequency of communications from shareholders to the Board, our Board has not adopted a formal process by which shareholders may communicate with the Board. Nevertheless, shareholders or other interested parties may write to the Company’s Secretary at 4th Floor, Building 5, Renxin Yaju, Gong Shu District, Hangzhou City, Zhejiang Province, P. R. China, 310014, and should prominently indicate on the outside of the envelope that it is intended for the Board or for non-management directors, and the Company’s Secretary will forward the communications to all specified directors. If no director is specified, the communication will be forwarded to the entire Board.

The full text of the resolution to be voted upon at the Annual General Meeting in respect of the Director Election Proposal is as follows:

“RESOLVED, as an ordinary resolution, that the appointment of each of Mr. Lingtao Kong (subject to approval by the Company’s shareholders of the Divestiture Proposal and the Acquisition Proposal), Ms. Caroline Wang, Mr. Jiangliang He and Dr. Genghua Gu as directors of the Company to serve until the next annual meeting or until their successors are duly elected and qualified, be and hereby is approved, ratified and confirmed in all respects.”

NO. 5 — THE INDEPENDENT ACCOUNTANTS RATIFICATION PROPOSAL

The Audit Committee has selected YCM CPA, Inc. (“YCM”) as the Company’s independent registered public accountants for the fiscal year ending March 31, 2025, and has further directed that management submit the selection of independent auditors for ratification by the shareholders at this Annual Meeting. The shareholders are being asked to ratify this appointment so that the Audit Committee will know the opinion of the shareholders. However, the Audit Committee has sole authority to appoint the independent registered public accounting firm.

Representatives of YCM are not expected to be present at the Annual General Meeting, either in person or by teleconference.

Vote Required and Board of Directors’ Recommendation

The affirmative vote of a majority of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Annual General Meeting will be required to pass the resolution to ratify the selection of YCM.

The Board of Directors recommends a vote “FOR” the ratification of the prior appointment of YCM as the Company’s independent registered public accounting firm.

Principal Accounting Fees and Services

Our current principal independent auditor is YCM whom we engaged on May 31, 2022. The following table shows the fees for audit and other services provided by YCM in relation to our 2024 and 2023 fiscal years:

	For the Fiscal Years ended March 31,
	2024	2023
Audit Fees(1)	$190,000	$180,000
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	—
All Other Fees(4)		40,721
Total	$190,000	$220,721

____________

(1)      Audit Fees:    This category includes the audit of our annual financial statements, review of financial statements included in our predecessor’s Quarterly Reports on Form 10-Q, and services that are normally provided by independent auditors in connection with statutory and regulatory filings or the engagement for fiscal years. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements.

(2)      Audit-Related Fees:    This category consists of assurance and related services by our independent auditors that are reasonably related to the performance of the audit or review of our predecessor’s financial statements and are not reported above under “Audit Fees.”

(3)      Tax Fees:    This category consists of professional services rendered by our independent auditors for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

(4)      All Other Fees:    This category consists of fees for other miscellaneous items.

Pre-Approval Policies and Procedures of the Audit Committee

The Audit Committee approves the engagement of our independent auditors and is also required to pre-approve all audit and non-audit expenses. Prior to engaging its accountants to perform particular services, the Audit Committee obtains an estimate for the service to be performed. All of the services described above were approved by the Audit Committee in accordance with its procedure.

The full text of the resolution to be voted upon at the Annual General Meeting in respect of the Independent Accountants Ratification Proposal is as follows:

“RESOLVED, as an ordinary resolution, that the ratification of the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2025, be and hereby is approved, ratified and confirmed in all respects.”

NO. 6 — THE CAPITAL REDUCTION PROPOSAL

Purpose of the Capital Reduction and the Share Subdivision

The Capital Reduction Proposal is being presented to shareholders to authorize the Board to implement a reduction in the par value of the Company’s ordinary shares and an associated subdivision of authorized but unissued shares. Under Cayman Islands law, shares with a nominal or par value must be fully paid up to at least their nominal value, which can create limitations on corporate flexibility. By reducing the par value of each ordinary share from $0.24 (or the then-current par value) to $0.001 and subdividing authorized but unissued shares accordingly, the Company will increase the total number of authorized shares while maintaining the overall authorized share capital structure. Additionally, the credit arising from the Capital Reduction may be used to offset accumulated losses, which may enhance the Company’s financial position and allow for greater flexibility in future capital management.

The Board believes that implementing this adjustment will enhance the trading liquidity of the Company’s ordinary shares by making them more accessible to a broader range of investors. Reducing the nominal value per share would enable the Company to issue equity securities at a lower price per share, lowering the investment barrier, which may encourage greater participation from retail investors and improve the overall marketability of the shares. Additionally, a larger number of authorized shares will provide the Company with greater flexibility to pursue potential equity financing opportunities, strategic transactions, or other corporate initiatives without requiring immediate further amendments to its share capital structure.

Furthermore, the Capital Reduction and the Share Subdivision will not affect shareholders’ proportional ownership in the Company. Each New Ordinary Share will rank pari passu in all respects with the existing shares, retaining the same rights, privileges, and restrictions as provided in the Company’s memorandum and articles of association. By approving this proposal, shareholders will enable the Board to proactively manage the Company’s capital structure in alignment with regulatory requirements and market expectations, ensuring greater operational and financial flexibility for future growth.

Effects of the Capital Reduction and the Share Subdivision

The Capital Reduction and the Share Subdivision will primarily affect the par value and authorized share capital of the Company without altering shareholders’ proportional ownership or voting rights. By reducing the par value of each issued ordinary share from $0.24 (or the then-current par value) to $0.001 and subdividing the authorized but unissued shares, the Company will increase the number of authorized ordinary shares while maintaining the overall authorized share capital. These changes will not impact the rights, privileges, or restrictions associated with the Company’s ordinary shares. All New Ordinary Shares issued following the adjustment will continue to rank pari passu with existing shares.

Implementation of the Capital Reduction and the Share Subdivision

Under Cayman Islands law, a capital reduction must be approved by the Grand Court of the Cayman Islands before it can take effect. As a result, following shareholder approval, the Company must apply to the Grand Court for an order confirming the Capital Reduction. The court approval process ensures that the reduction is conducted fairly and in compliance with legal requirements, particularly to safeguard the interests of creditors and shareholders. The Grand Court may impose conditions on the Capital Reduction, including requirements for creditor protection if necessary. The Capital Reduction will only become effective once the Grand Court issues its order, and a certified copy of the court order and approved minutes detailing the reduction are filed with the Cayman Islands Registrar of Companies.

In addition to court approval, the Company must comply with all conditions imposed by the Grand Court as part of the approval process. These conditions may include providing notice to creditors or demonstrating that the Company remains solvent following the reduction. Once the court order is granted and the necessary filings are completed, the Capital Reduction and the Share Subdivision will take effect, reducing the par value of each issued ordinary share and increasing the number of authorized shares while maintaining the Company’s total authorized capital.

Vote Required and Board of Directors’ Recommendation

The affirmative vote of not less than two-thirds of the votes cast by shareholders present in person or by proxy and entitled to vote at the Annual General Meeting will be required to pass the resolution approving this Capital Reduction Proposal.

The Board of Directors recommends a vote “FOR” the approval of the Capital Reduction and the Share Subdivision.

The full text of the resolution to be voted upon at the Annual General Meeting in respect of the Capital Reduction Proposal is as follows:

“RESOLVED, as a special resolution, subject to and conditional upon, (i) the Company’s Board of Directors’ (“Board”) approval to implement the Capital Reduction (defined below) at such date and time in its sole discretion, but no later than the next annual general meeting of the Company, (ii) an order being made by the Grand Court of the Cayman Islands (the “Grand Court”) confirming the Capital Reduction; (iii) compliance with any condition which the Grand Court may impose in relation to the Capital Reduction; and (v) registration by the Registrar of Companies of the Cayman Islands of a copy of the order of the Grand Court confirming the Capital Reduction and the minutes approved by the Grand Court containing the particulars required under the Companies Act (As Revised) (the “Companies Act”) in respect of the Capital Reduction, with effect from the date on which these conditions are fulfilled, to effect the following changes to the Company’s share capital:

(a)     the par value of each issued, ordinary share of the Company be reduced from US$0.24 (or the then current par value of each ordinary share) each to US$0.001 each (the “New Par Value”) by cancelling the paid-up capital to the extent of the difference between US$0.24 (or the then current par value) and the New Par Value on each of the then issued ordinary shares of the Company (the “Capital Reduction”),

(b)    immediately following the Capital Reduction, each of the authorized but unissued ordinary shares of the Company of par value of US$0.24 (or the then current par value) each be sub-divided (the “Share Subdivision”) into, for example, in case the then-current par value of the ordinary shares prior to the Capital Reduction equals to US$0.24, 240 new ordinary shares of par value of US$0.001 each (the “New Ordinary Shares”);

(c)     following the Capital Reduction, the credit arising from the Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by the Company as the Board may deem fit and permitted under the Companies Act, the memorandum and articles of association of the Company and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company from time to time;

(d)    each of the New Ordinary Shares arising from the Capital Reduction and the Share Subdivision shall rank pari passu in all respects with each other and each shall have rights and privileges and be subject to the restrictions as contained in the memorandum and the articles of association of the Company; and

(e)     immediately following the Capital Reduction and the Share Subdivision, the authorized share capital of the Company will be changed from US$36,010,000 divided into (i) 150,000,000 ordinary shares of a par value of US$0.24 each (or, if following the Consolidation of Ordinary Shares at the Approved Consolidation Ratio of one-for-five (1:5), 30,000,000 ordinary shares of a par value of $1.20 each) and (ii) 10,000,000 preferred shares of a par value of US$0.001 each, to US$36,010,000 divided into (i) 36,000,000,000 New Ordinary Shares of a par value of US$0.001 each and (ii) 10,000,000 preferred shares of a par value of US$0.001 each, be and hereby is approved, ratified and confirmed in all respects; and

(f)     any director of the Board be and is hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Capital Reduction and the Share Subdivision, on behalf of the Company, as he or she may consider necessary or expedient to give effect to, implement and complete the Capital Reduction and the Share Subdivision.”

NO. 7 — THE ORDINARY SHARE CONSOLIDATION PROPOSAL

Purpose of the Consolidation of Ordinary Shares

Pursuant to the Equity Exchange Agreements, one of the closing conditions is obtaining confirmation from Nasdaq that the Transactions do not constitute a change of control requiring the post-Transactions Company to meet the initial listing requirements. Alternatively, if Nasdaq determines that the post-Transactions Company must meet the initial listing requirements, the Company must obtain Nasdaq approval for the initial listing application. If Nasdaq requires the post-Transactions Company to meet the initial listing requirements, the Consolidation of Ordinary Shares can help the Company meet the minimum bid price necessary for compliance with Nasdaq’s initial listing standards.

Additionally, the Company must continue to satisfy Nasdaq’s ongoing listing requirements, including a minimum bid price requirement. The Board believes that obtaining shareholder authorization to implement a share consolidation, if necessary, to comply with Nasdaq’s continued listing rules is in the Company’s best interest, as it provides flexibility to take appropriate action to maintain its listing status. The Board believes that maintaining the Company’s Nasdaq listing enhances liquidity for shareholders, supports access to capital markets, improves the Company’s ability to attract institutional investors, and strengthens its overall market credibility.

Based on these considerations, our Board has determined that it is in the best interests of the Company to effect a consolidation of the Company’s authorized, issued and outstanding ordinary shares, each having a par value of US$0.24 (or the then current par value of each ordinary share), by a ratio (the “Approved Consolidation Ratio”) of up to one-for-five (1:5), such that the number of authorized, issued and outstanding ordinary shares is decreased by the Approved Consolidation Ratio, with the par value per Ordinary Share increased by the Approved Consolidation Ratio, with such Consolidation of Ordinary Shares to be effected, subject to obtaining the requisite shareholder approval, at such time and date no later than the next annual general meeting of shareholders, if at all, and the specific Approved Consolidation Ratio (subject to the above maximum), as determined by the Board in its discretion for the purpose of complying with Nasdaq Listing Rules.

As a result of the proposed Consolidation of Ordinary Shares and subject to adjustment pending the Board’s determination of the Approved Consolidation Ratio, and as required by Cayman Islands law, the authorized share capital of the Company would need to be altered from US$36,010,000 divided into (i) 150,000,000 ordinary shares of a par value of US$0.24 each (or, if following the Capital Reduction and the Share Subdivision, 36,000,000,000 New Ordinary Shares of a par value of $0.001 each), and (ii) 10,000,000 preferred shares of a par value of US$0.001 each, to US$36,010,000 divided into (i) as low as 30,000,000 ordinary shares of a par value of US$1.20 each (or, if following the Capital Reduction and the Share Subdivision, 7,200,000,000 New Ordinary Shares of a par value of $0.005 each), and (ii) 10,000,000 preferred shares of a par value of US$0.001 each.

Effects of the Consolidation of Ordinary Shares

If the Consolidation of Ordinary Shares is approved by our shareholders and implemented by the Board, the principal effect will be to proportionately decrease the number of authorized and issued ordinary shares based on the Approved Consolidation Ratio.

The Consolidation of Ordinary Shares will not affect the registration of our ordinary shares with the SEC or Nasdaq, where our ordinary shares are traded, although the shares will receive a new CUSIP number.

Proportionate voting rights and other rights of the holders of our ordinary shares will not be affected by the Consolidation of Ordinary Shares, other than as a result of the treatment of fractional shares as described below. For example, a holder of 2% of the voting power of the outstanding shares immediately prior to the effectiveness of the Consolidation of Ordinary Shares will generally continue to hold 2% of the voting power of the outstanding ordinary shares after the Consolidation of Ordinary Shares. The number of shareholders of record will not be affected by the Consolidation of Ordinary Shares, other than as a result of the treatment of fractional shares as described below. If approved and implemented, the Consolidation of Ordinary Shares may result in some shareholders owning “odd lots” of less than 100 shares. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in “round lots” of even multiples of 100 shares. The Board believes, however, that these potential effects are outweighed by the benefits to the Company of the Consolidation of Ordinary Shares.

The table below illustrates the number of ordinary shares authorized for issuance following the Consolidation of Ordinary Shares, the approximate number of ordinary shares that would remain outstanding following the Consolidation of Ordinary Shares, and the number of unreserved ordinary shares available for future issuance following the Consolidation of Ordinary Shares. The information in the following table is based on (1) 150,000,000 ordinary shares authorized, (2) 6,178,362 ordinary shares issued and outstanding, and (3) 1,472,965 shares reserved for future issuance, all as of the date of the proxy statement.

Proposed Ratio	Number of Ordinary Shares Authorized	Approximate Number of Ordinary Shares Issued and Outstanding	Approximate Number of Unreserved Ordinary Shares Available for Future Issuance
1-for-2(1)	75,000,000	3,089,181	71,174,336
1-for-3(1)	50,000,000	2,059,454	47,449,557
1-for-4(1)	37,500,000	1,544,591	35,587,167
1-for-5(1)	30,000,000	1,235,673	28,469,734

____________

(1)      All share numbers are rounded up to the nearest whole share but otherwise do not reflect the potential effect of rounding up for fractional shares that may result from the Consolidation of Ordinary Shares, which is subject to the Board’s discretion to instead pay cash in lieu of any fractional shares.

The Company has authorized 10,000,000 preferred shares of a par value of US$0.001 each, of which no preferred shares are currently issued and outstanding. The Consolidation of Ordinary Shares or the Consolidation of Ordinary Shares will not affect the authorized number or par value of the preferred shares.

Implementation of the Consolidation of Ordinary Shares

Upon receipt of the approval of the shareholders of the Company of the Ordinary Share Consolidation Proposal, and if the Board determines to implement a Consolidation of Ordinary Shares including setting the Approved Consolidation Ratio for the Consolidation of Ordinary Shares, a newly amended and restated Memorandum and Articles of Association of the Company will be adopted as the Memorandum and Articles of Association of the Company to reflect such alterations to the Company’s authorized share capital, to the exclusion of the existing Memorandum and Articles of Association.

Vote Required and Board of Directors’ Recommendation

The affirmative vote of not less than a simple majority of the votes cast by shareholders present in person or by proxy and entitled to vote at the Annual General Meeting will be required to pass the resolution approving this Ordinary Share Consolidation Proposal.

The Board of Directors recommends a vote “FOR” the approval of the consolidation of the Company’s authorized, issued and outstanding ordinary shares.

The full text of the resolution to be voted upon at the Annual General Meeting in respect of the Ordinary Share Consolidation Proposal is as follows:

“RESOLVED, as an ordinary resolution, that the authorization of the Board to effect a consolidation (the “Consolidation of Ordinary Shares”) of the Company’s authorized and issued ordinary shares, at a ratio of up to one-for-five (1:5) (the “Approved Consolidation Ratio”), on a date to be determined by the Board but no later than the next annual general meeting of the shareholders of the Company, with the exact ratio to be set at a whole number within this range, as determined by the Board in its sole discretion, such that the number of then authorized and issued ordinary shares of the Company is decreased by the Approved Consolidation Ratio, with the par value per ordinary share increased by the Approved Consolidation Ratio, and that the authorized share capital of the Company shall, subject to the shareholders’ approval of the Capital Reduction Proposal, be altered from US$36,010,000 divided into (i) 150,000,000 ordinary shares of a par value of US$0.24 each (or, if following the Capital Reduction and the Share Subdivision, 36,000,000,000 New Ordinary Shares of a par value of $0.001 each), and (ii) 10,000,000 preferred shares of a par value of US$0.001 each, to US$36,010,000 divided into (i) as low as 30,000,000 ordinary shares of a par value of US$1.20 each (or, if following the Capital Reduction and the Share Subdivision, 7,200,000,000 New Ordinary Shares of a par value of $0.005 each), and (ii) 10,000,000 preferred shares of a par value of US$0.001 each, to be implemented only if deemed necessary by the Board in its sole discretion to comply with Nasdaq Listing Rules, be and hereby is approved, ratified and confirmed in all respects.”

NO. 8 — THE ARTICLES RESTATEMENT PROPOSAL

In connection with the Capital Reduction, the Share Subdivision, and if applicable, the Consolidation of Ordinary Shares, the Third Amended and Restated Memorandum and Articles of Association of the Company will be amended and restated, including without limitation, amending clause 8 of the Third Amended and Restated Memorandum of Association of the Company, to record the resultant authorized share capital of the Company, from “US$36,010,000 divided into (i) 150,000,000 Ordinary Shares of a par value of US$0.24 each, and (ii) 10,000,000 preferred shares of a par value of US$0.001 each” to (x) prior to the implementation of the Consolidation of Ordinary Shares, “US$36,010,000 divided into (i) 36,000,000,000 Ordinary Shares of US$0.001 par value each and (ii) 10,000,000 preferred shares of a par value of US$0.001 each”, and (y) after the implementation of the Consolidation of Ordinary Shares, and assuming an Approved Consolidation Ratio of 1:5, “US$36,010,000 divided into: (i) 7,200,000,000 Ordinary Shares of US$0.005 par value each; and (ii) 10,000,000 preferred shares of a par value of US$0.001 each.”

Vote Required and Board of Directors’ Recommendation

The affirmative vote of not less than two-thirds of the votes cast by shareholders present in person or by proxy and entitled to vote at the Annual General Meeting will be required to pass the resolution approving this Articles Restatement Proposal.

The Board of Directors recommends a vote “FOR” the approval of the Articles Restated Proposal.

The full text of the resolution to be voted upon at the Annual General Meeting in respect of the Articles Restated Proposal is as follows:

“RESOLVED, as a special resolution, subject to the shareholder approval of the Capital Reduction Proposal and the Ordinary Share Consolidation Proposal (if applicable), and only if the Board has effected a Capital Reduction and a Share Subdivision as authorized by the Capital Reduction Proposal and/or a Share Consolidation as authorized by the Ordinary Share Consolidation Proposal, the adoption of one or more newly amended and restated memorandum and articles of association to reflect the Capital Reduction, the Share Subdivision, the Consolidation of Ordinary Shares and the Company Name Change, as applicable, be and hereby is approved, ratified and confirmed in all respects.”

OTHER MATTERS

The Board and management do not know of any other matters that will be presented for consideration at the Annual General Meeting. If any other matters are properly brought before the Annual General Meeting, the persons appointed as proxies will vote on such matters in accordance with their best judgment.

By Order of the Board of Directors
/s/ Lei Liu
Name: Lei Liu
Title: Chairman of the Board of Directors
February 4, 2025

Annex A — Unaudited Consolidated Financial Statements of Ridgeline

UNAUDITED CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2024 AND MARCH 31, 2024
(IN U.S. DOLLARS)

	As of September 30, 2024	As of March 31, 2024
ASSETS
CURRENT ASSETS
Cash	1,021,292	1,613,848
Restricted cash	3,904,469	4,089,442
Trade accounts receivables, net	7,806,740	3,638,809
Inventories	1,376,350	7,667,800
Other receivables, net	179,876	282,513
Advances to suppliers, net	39,525	—
Other current assets	5,223	250,738
Total current assets	14,333,475	17,543,150

PROPERTY AND EQUIPMENT, net	4,570	39,502

OTHER ASSETS
Other noncurrent assets	—	750
Total other assets	—	750
Total assets	14,338,045	17,583,402

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable, trade	7,734,225	11,700,658
Notes payable	3,869,467	4,775,352
Other payables	2,074,317	41,042
Customer deposits	87,882	1,166,919
Taxes payable	(9,783)	(294,524)
Accrued liabilities	515	276
Total current liabilities	13,756,623	17,389,723
Total liabilities	13,756,623	17,389,723

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY
Preferred stock	—	—
Common stock	—	—
Additional paid-in capital	122,278	121,389
Retained earnings	445,996	71,390
Accumulated other comprehensive income	13,148	900
Total stockholders’ equity	581,422	193,679

Noncontrolling interests
Total equity	581,422	193,679

Total liabilities and stockholders’ equity	14,338,045	17,583,402

Annex A-1

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024
(IN U.S. DOLLARS)

For the six months ended September 30, 2024
REVENUES, NET	44,011,252
COST OF GOODS SOLD	43,047,651
GROSS PROFIT	963,601
SELLING EXPENSES	385,302
GENERAL AND ADMINISTRATIVE EXPENSES	211,961
TOTAL OPERATING EXPENSES	597,263

GAIN FROM OPERATIONS	366,338
INTEREST INCOME	5,025
OTHER INCOME (EXPENSE), NET	1,447
GAIN BEFORE INCOME TAXES	372,810
PROVISION FOR INCOME TAXES	272
NET INCOME	372,538

Annex A-2

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED MARCH 31, 2024
(IN U.S. DOLLARS)

For the year ended March 31, 2024
REVENUES, NET	78,360,705
COST OF GOODS SOLD	77,016,398
GROSS PROFIT	1,344,307
SELLING EXPENSES	865,221
GENERAL AND ADMINISTRATIVE EXPENSES	305,876
TOTAL OPERATING EXPENSES	1,171,097

GAIN FROM OPERATIONS	173,210
INTEREST INCOME	1,757
OTHER INCOME (EXPENSE), NET	8,699
GAIN BEFORE INCOME TAXES	183,666
PROVISION FOR INCOME TAXES	27,427
NET INCOME	156,239

Annex A-3

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 1 — DESCRIPTION OF BUSINESS AND ORGANIZATION

Ridgeline International Limited (“Ridgeline,” or the “Company”) is a Hong Kong holding company with no operation. Allright (Hangzhou) Internet Technology Co., Ltd. (“Allright”) is a 100% owned subsidiary which operates in the B2B sector, providing wholesale distribution through self-operated and third-party platforms, with a focus on pharmaceuticals, medical devices, health foods, cosmetics, and daily necessities in the People’s Republic of China (“China” or the “PRC”). Since its inception, Allright has continued to expand its wholesale business throughout China. In the recent years, Allright has engaged in obtaining the wholesale business from popular online B2B platforms in China and developed its own B2B trading platform. As a result, Allright achieved a rapid growth in the year ended March 31, 2024 and in the six months ended September 30, 2024.

Note 2 — CASH AND CASH EQUIVALENTS

The Company’s restricted cash consists of cash and long-term deposits in a bank as security for its notes payable. The Company has notes payable outstanding with the bank and is required to keep certain amounts on deposit that are subject to withdrawal restrictions. The notes payable are generally short term in nature due to their short maturity period of six to nine months; thus, restricted cash is classified as a current asset.

The following represents a reconciliation of cash and cash equivalents in the consolidated balance sheets to total cash, cash equivalents and restricted cash in the consolidated statements of cash flows as of September 30, 2024 and March 31, 2024:

	September 30, 2024	March 31, 2023
Cash and cash equivalents	$1,021,292	$1,613,848
Restricted cash	3,904,469	4,089,442
Cash, cash equivalents and restricted cash	$4,925,761	$5,703,290

NOTE 3 — TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts, as necessary. The Company uses the expected credit loss method to estimate the allowance for anticipated uncollectible receivable balances. At each reporting period, the allowance balance is adjusted to reflect the amount computed as a result of the expected credit loss method. When facts subsequently become available to indicate that the allowance provided requires an adjustment, a corresponding adjustment is made to the allowance account as a change in estimate.

Trade accounts receivable consisted of the following:

	September 30, 2024	March 31, 2024
Accounts receivable	$7,901,468	$3,708,196
Less: allowance for doubtful accounts	(94,728)	(69,387)
Accounts receivable, net	$7,806,740	$3,638,809

NOTE 4 — INVENTORIES

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first in first out (FIFO) method. The Company periodically reviews its inventory and records write-downs to inventories for shrinkage losses and damaged merchandise that are identified. The Company provides a reserve for estimated inventory obsolescence or excess quantities on hand equal to the difference, if any, between the cost of the inventory and its estimated realizable value.

Inventories consisted of finished goods, valued at $1,376,350 and $7,667,800 as of September 30, 2024 and March 31, 2024, respectively. The Company constantly monitors its potential obsolete products and is allowed to return products close to their expiration date to its suppliers. Any loss on damaged items is immaterial and will be recognized immediately. As a result, no reserves were made for inventory as of September 30, 2024 and March 31, 2024.

Annex A-4

NOTE 5 — PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, net of accumulated depreciation or amortization. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, taking into consideration the assets’ estimated residual value. Following are the estimated useful lives of the Company’s property and equipment:

Estimated Useful Life
Office equipment & furniture	3 – 5 years

Maintenance, repairs and minor renewals are charged to expenses as incurred. Major additions and betterment to property and equipment are capitalized.

Property and equipment consisted of the following:

	September 30, 2024	March 31, 2024
Office equipment and furniture	$22,786	$66,103
Less: Accumulated depreciation	(18,216)	(26,601)
Property and equipment, net	$4,570	$39,502

Total depreciation expense for property and equipment was $2,887 and $9,866 for the six months ended September 30, 2024 and for the year ended March 31, 2024, respectively. There were no fixed assets impaired in the six months ended September 30, 2024 and in the year ended March 31, 2024.

Note 6 — ADVANCES TO SUPPLIERS

Advances to suppliers consist of deposits, with or advances to, outside vendors for future inventory purchases. Certain Company’s suppliers require a certain amount of money to be deposited with them as a guarantee that the Company will receive its purchase on a timely basis. This amount is refundable and bears no interest. As of September 30, 2024 and March 31, 2024, advance to suppliers consist of the following:

	September 30, 2024	March 31, 2024
Advance to suppliers	$52,366	$—
Less: reserve for vendor non-performance on advances	(12,841)	—
Advance to suppliers, net	$39,525	$—

Note 7 — NOTES PAYABLE

During the normal course of business, the Company regularly issues bank acceptance bills as a payment method to settle outstanding accounts payables with various material suppliers. The Company records such bank acceptance bills as notes payable. Such notes payable are generally short term in nature due to their short maturity period of six to nine months.

The Company has credit facilities with Hangzhou United Bank (“HUB”) that provided working capital in the form of the following bank acceptance notes. Usually, the Company applies to issue a note, which is guaranteed by the bank, to its supplier to pay off its debt in a future date. Before the payment date, the bank will ask the Company to inject cash into the bank. On the payment date, the bank will pay the amount to whoever legally holds the note. As of at September 30, 2024 and March 31, 2024, the balances of notes payable are as follow:

Beneficiary	Endorser	Origination date	Maturity date	September 30, 2024	March 31, 2024
Allright	HUB	12/28/23	06/28/24	$—	$3,793,398
Allright	HUB	03/15/24	09/15/24	—	981,954
Allright	HUB	06/28/24	12/28/24	3,846,897	—
Allright	HUB	07/12/24	01/12/25	22,570	—
Total				$3,869,467	$4,775,352

Annex A-5

As of September 30, 2024, the Company had a credit line of approximately $0.72 million in the aggregate from HUB. By putting up a three-year deposit of $3.90 million, the total credit line was $4.62 million. As of September 30, 2024, the Company had approximately $3.87 million of bank notes payable and approximately $0.75 million bank credit line was still available for further borrowing.

Note 8 — TAXES

Income tax

Income tax expense includes a provision for federal, state and foreign taxes based on the annual estimated effective tax rate applicable to the Company and its subsidiaries, adjusted for items which are considered discrete to the period.

The effective tax rates on income before income taxes for the six months ended September 30, 2024 was 0.1%. The 0.1% rate adjustments for the six months ended September 30, 2024 represent expenses that primarily include legal, accounting and other expenses incurred by the Company that are not deductible for PRC income tax.

The effective tax rates on income before income taxes for the year ended March 31, 2024 was 14.9%. The 14.9% rate adjustments for the year ended March 31, 2024 represent expenses that primarily include legal, accounting and other expenses incurred by the Company that are not deductible for PRC income tax.

A reconciliation of the income tax provision at the federal statutory rate and the effective rate is as follows:

	For the six months ended September 30, 2024	For the year ended March 31, 2024
China income taxes	25.0%	$25.0%
Change in valuation allowance	(25.0)	(25.0)
Non-deductible expenses-permanent difference	0.1	14.9
Effective tax rate	0.1%	$14.9%

The Company has recorded no unrecognized benefit as of September 30, 2024. On the information currently available, the Company does not anticipate a significant increase or decrease to its unrecognized benefit within the next 12 months.

Note 9 — POSTRETIREMENT BENEFITS

Regulations in the PRC require the Company to contribute to a defined contribution retirement plan for all permanent employees. The contribution for each employee is based on a percentage of the employee’s current compensation as required by the local government. The Company contributed $163,667, and $349,961 in employment benefits and pension for the six months ended September 30, 2024 and for the year ended March 31, 2024, respectively.

Note 10 — DISAGGREGATION OF REVENUE

The following table disaggregates the Company’s revenue by major source in each segment for the six months ended September 30, 2024 and for the year ended March 31, 2024:

	For the six months ended September 30, 2024	For the year ended March 31, 2024
Prescription drugs	$27,378,880	$51,568,784
OTC drugs	14,391,727	16,455,327
Nutritional supplements	1,913,515	4,557,406
Traditional Chinese Medicine	207,799	514,459
Sundry products	119,109	5,203,765
Medical devices	222	60,964
Total revenue	$44,011,252	$78,360,705

Annex A-6

Note 11 — FOREIGN CURRENCY TRANSLATION

The Company uses the United States dollar (“U.S. dollars” or “USD”) for financial reporting purposes. The Company’s subsidiary maintain their books and records in their functional currency the Renminbi (“RMB”), the currency of the PRC.

In general, for consolidation purposes, the Company translates the assets and liabilities of its subsidiary into U.S. dollars using the applicable exchange rates prevailing at the balance sheet date, and the statements of income and cash flows are translated at average exchange rates during the reporting period. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. Equity accounts are translated at historical rates. Adjustments resulting from the translation of the financial statements of the subsidiaries are recorded as accumulated other comprehensive income.

The balance sheet amounts, with the exception of equity, at September 30, 2024 and March 31, 2024 were translated at 1 USD to 7.0176 RMB and at 1 USD to 7.2203 RMB, respectively. The average translation rates applied to income and cash flow statement amounts for the six months ended September 30, 2024 and for the year ended March 31, 2024 were at 1 USD to 7.2023 RMB and at 1 USD to 7.1671 RMB, respectively.

Annex A-7